
13002184

SEC
Mail Processing
Section
APR 22 2013
Washington DC
401

ZipRealty™

2012 ANNUAL REPORT


ZipRealty™

A New Movement in Real Estate

With signs of an improving housing market, 2012 brought forth a growing movement of real estate buyers, sellers, agents and brokerages looking for a different, modernized way to transact. Consumers are taking to mobile phones and computers in record numbers to inform themselves and re-enter the housing market for the first time in years. At the same time, agents and brokerages are actively looking for new ways to reach their customers and are increasingly eager for systems and technologies that provide the client insight and service assistance that lead to closed transactions and customers for life.

We are positioning ZipRealty to take a leadership role in this movement by providing advanced solutions and relevant information to this new breed of consumers, agents and brokerages. ZipRealty's integrated systems are reaching new levels of functionality, ease of use and efficacy, boosting user satisfaction among consumers and agents alike. ZipRealty's information footprint also continues to expand with greater geographic coverage, easier access to the valuable knowledge of local real estate agents, and enhanced customer profiling capabilities. As a growing number of serious real estate consumers discover and depend upon ZipRealty's authoritative information and applications, our value and appeal to real estate agents and partner brokerages also increases. And, with a larger number of top-notch agents and leading brokerages connected to ZipRealty's network, we are better positioned to deliver the technology-enabled, personalized service experience that today's real estate consumer expects.

ZipRealty in 2012

We completed a pivotal year in 2012 with solid results and encouraging momentum across our business. We delivered our primary financial objective, which was to achieve positive operating cash flow in 2012. Adjusted EBITDA (as defined on page 48 of the enclosed document) was $823,000, a strong improvement from 2011 and more than $10 million better than 2010.

- We dramatically reduced operating expenses and made our largest expense item – agent compensation – fully variable in nature. Overall, our operating expenses were re-engineered to flex with revenue performance.
- We enhanced our consumer experience to open up valuable new sources of customer acquisition and heighten user satisfaction across mobile and web-based products. Organic consumer traffic to ZipRealty was stronger than ever, and our paid marketing activities reached new levels of efficiency as well.
- We strengthened our product and service offering to propel growth of the Powered by Zip business line, leverage our technology beyond the areas we serve in our brokerage business, and tap highly profitable revenue streams in online advertising and marketing services.

Positioning ZipRealty for 2013 and Beyond

Building on our success last year in achieving positive operating cash flow and the strong consumer and agent appeal of our products and services, our focus has now shifted to growing our brokerage market share, accelerating the expansion of our Powered by Zip network, and growing ZipRealty's total revenue. We are already seeing encouraging signs:

- User traffic has been growing annually at double digit rates, and we are pursuing new avenues to attract more transaction-ready real estate consumers, including mobile, public relations and social media.
- The ZipRealty agent base is stable and our recruiting engine is gearing up. We've already made progress here in early 2013, and we are poised to steadily build the agent roster across the year.
- Powered by Zip partners, agents and revenue are growing strongly, and we're investing to scale this business line significantly in the long-term. We see enormous potential to leverage the systems we use internally everyday to serve other leading brokerages and agents across the country.

We want to thank all of our shareholders for your ongoing support, and we also wish to recognize the commitment and dedication of ZipRealty's employees and Powered by Zip partners, as well as the real estate agents who serve our customers so well every day.



ZipRealty is moving ahead. Truly--

President and CEO
Lanny Baker

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-51002

ZIPREALTY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	94-3319956
(State of incorporation)	(IRS employer identification number)
2000 POWELL STREET, SUITE 300, EMERYVILLE, CA	94608
(Address of principal executive offices)	(Zip Code)

(510) 735-2600
(Registrant's telephone number)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class:	Name of Each Exchanged on Which Registered:
Shares of Common Stock, $0.001 par value	The NASDAQ Stock Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates (meaning all shares not beneficially owned by directors or executive officers of the registrant or their known affiliates) was approximately $23.5 million (based on a price of $1.45 per share, which was the closing price of the registrant's common stock on The NASDAQ Stock Market) on the last business day of the registrant's most recently completed second fiscal quarter.

We had 20,772,447 shares of common stock outstanding at March 1, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to General Instruction G(3), Part III, Items 10, 11, 12, 13 and 14 incorporate by reference information from the Proxy Statement for the Registrant's 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2012.

TABLE OF CONTENTS

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Statement regarding forward-looking statements

This report includes forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and operations, and plans and objectives of management are forward-looking statements. The words "believe," "may," "will likely," "should," "could," "estimate," "continue," "anticipate," "intend," "aim," "expect," "plan," "potential," "predict," "project," "designed," "provides," "facilitates," "assists," "helps" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements contained in this report include, but are not limited to, statements relating to:

- trends in the residential real estate market, the market for mortgages, and the general economy;
- our future financial results;
- our future growth;
- our future advertising and marketing activities; and
- our future investment in technology.

We have based these forward-looking statements principally on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" in Item 1A of Part I. Readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and from historical trends. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this Form 10-K or in materials incorporated herein by reference.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we do not intend to update or revise any forward-looking statement contained in this report.

Trademarks

"ZipRealty" is one of our registered trademarks in the United States. We also own the rights to the domain name "www.Real-Estate.com." "REALTOR" and "REALTORS" are registered trademarks of the National Association of REALTORS®. All other trademarks, trade names and service marks appearing in this report are the property of their respective owners.

Internet site

Our Internet address is www.ziprealty.com. We make publicly available free of charge on our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information contained on our website is not a part of this annual report on Form 10-K.

Where you can find additional information

You may review a copy of this annual report on Form 10-K, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission's Public Reference at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (*http://www.sec.gov*) that contains reports, proxy and information statements and other information regarding registrants, such as ZipRealty, that file electronically with the Securities and Exchange Commission.

PART I

Item 1. *Business:*

OVERVIEW

Our mission is to lead a movement within the residential real estate industry by offering the best information, providing the highest quality technology and empowering real estate professionals to deliver outstanding personal service through the most effective and valuable customer service platform in the industry.

General

We are the most prominent online, technology-enabled real estate brokerage company in the United States. Our company owned-and-operated real estate brokerage serves 19 metropolitan markets with over 1,500 licensed REALTORS®. We serve an additional 15 markets through our Powered by Zip, or PBZ, business, which provides our technology platform as an enterprise cloud-based application, our SaaS solution. We operate ZipRealty.com, the most visited brokerage website with approximately 2.4 million unique monthly visitors. We also provide consumers with highly rated mobile applications that offer all of the key features of our website and optimize them for major platforms and devices.

Both our owned-and-operated brokerage and our Powered by Zip network share the same internal engine: the powerful proprietary customer service technology, known as Zap, and the online marketing capabilities that form the foundation of our business. We developed Zap over a 14 year period during which our technology team partnered with REALTORS® across the country to collaboratively develop a customer service platform that empowers real estate professionals to deliver superior customer service in a significantly more efficient approach.

We refer to this innovation feedback loop as our "innovation factory" and believe that our disciplined management of this process directly led to Zap's success in our brokerage and Powered by Zip network and also allows us to keep this application on the cutting-edge. In December 2012, we launched a transformational Zap upgrade that made it even easier for REALTORS® to efficiently manage small and large contact pools with follow-up plans, that features an enhanced intelligence engine which predicts client behaviors and propensity to transact, and that is completely redesigned with an intuitive, stylized Web 2.0 interface. We consider our innovation factory to be one of our core competencies, helping us maintain our technology leadership in the residential real estate industry.

As the direct result of offering the most accurate, timely and comprehensive housing information, buyers using our services can quickly find relevant home listings that meet their search criteria and are well positioned when they are ready to interact with local REALTORS® affiliated with our owned-and-operated brokerage or our PBZ network. At the same time, sellers using our system gain assurance that their listings are marketed effectively online to interested home buyers.

Who we serve

Our proprietary technology, established reputation as a full service online brokerage, and Powered by Zip network, as well as our prominence both online and in mobile, allow us to serve three main constituencies in the residential real estate industry:

- First and foremost, we serve *serious consumers*, which we define as those who expect to purchase or sell a home within the next six to eighteen months. We offer these consumers our technology and services to provide control, choice and seamless, customized service. Through ZipRealty.com and our award-winning mobile apps, we provide consumers with the most accurate and relevant data on homes currently for sale wrapped up in a beautiful and easy-to-use interface and, when they are ready, connect them with knowledgeable local REALTORS® to assist them through every step of their real estate transaction.

- Second, we serve *real estate professionals in our owned-and-operated brokerage business.* For these professionals, who seek more productive ways to conduct business in the fiercely competitive residential real estate industry, we generate a large base of customer leads which, through an advanced algorithm developed over the course of 14 years, have been systematically matched to yield productive agent-client relationships. These leads are made even more valuable with Zap, which is a system that helps incubate customer relationships with the assistance of powerful prospecting tools and real-time data on client activity that enables agents to provide excellent anticipatory service. We also market ZipRealty-affiliated REALTORS® on ZipRealty.com by showcasing their local expertise and real estate transaction activity and by providing them with a version of our website, mobile apps and messaging services personalized in their own name and image.
- Third, we serve *other real estate brokerages and their affiliated agents* who seek a competitive edge in this new era in which consumers are increasingly using online services for home buying and selling. For these brokerages, we not only generate online leads on their behalf, but we also provide them access to Zap as an enterprise cloud-based application that better enables them to turn client leads into closed transactions. Zap offers these brokerages crystal-clear, real-time visibility on their transaction pipeline, brokerage operations and financials, while facilitating a paperless transaction environment. Because Zap is a cloud-based application, our brokerage partners benefit from our rapid innovation cycle without the burden of expensive IT maintenance and software upgrade costs.

Geographic reach

We conduct our owned-and-operated brokerage services in 19 markets nationwide, all of which were opened prior to May 2009: Austin, TX, Baltimore, MD, Boston, MA, Chicago, IL, Dallas, TX, Denver, CO, Houston, TX, Las Vegas, NV, Los Angeles, CA, Orange County, CA, Orlando, FL, Phoenix, AZ, Richmond, VA, Sacramento, CA, San Diego, CA, the San Francisco Bay area, CA, Seattle, WA, Portland, OR, and Washington, DC.

Our Powered by Zip network serves leading local brokerages in 15 markets where we do not otherwise conduct business: Atlanta, GA, Jacksonville, FL, Nashville, TN, the Greater Philadelphia area, PA, Raleigh-Durham, NC, Salt Lake City, UT, Tucson, AZ, Westchester/Bronx, NY, Tampa, FL, Palm Beach, FL, Long Island, NY, Brooklyn, NY, Miami, FL, Minneapolis, MN, and Virginia Beach, VA.

We serve the markets in our owned-and-operated brokerage and Powered by Zip network with approximately 2,000 local, licensed real estate agents, all of whom are independent contractors.

In 2012, we extended our MLS coverage to include several new markets where we do not yet have a physical presence or a PBZ partner. This expanded coverage facilitates expansion of our PBZ network. At December 31, 2012, our total coverage area encompassed 45% of the U.S. population.

INDUSTRY FUNDAMENTALS

Real estate consumers can increasingly demand better data and services

Modern real estate consumers are seeking ways to research their home buying or selling process in addition to working with a real estate professional. We are observing a trend towards an increase in consumers' demands for data and information services to support their housing search. Only a few years ago, online consumers could hope to obtain little more than free, easily accessible housing data, with limited expectations of data accuracy or completeness. Today's sophisticated consumers can demand high quality listings data, presented in a format free from intrusive ads, and augmented by rich home and neighborhood information, as well as analytical tools to help them estimate the value of a home accurately. Additionally, consumers can now demand all of this information available in mobile applications that further enhance the data richness through the use of features unique to mobile devices such as geolocation and virtual augmentation.

Today's real estate consumers rely heavily on the Internet for home searches and advertising

According to the National Association of Realtors, or NAR, 2012 *Profile of Home Buyers and Sellers*, 90% of home buyers used the Internet to search for homes, while 93% of sellers indicated that their homes were listed or advertised on the Internet. The NAR 2012 Profile also reported that 41% of real estate buyers started their search online.

Consumers who use the Internet for home searches demonstrate a high propensity to purchase a home

According to the NAR 2012 *Profile of Home Buyers and Sellers,* of consumers who used the Internet in their home search, 76% drove by or viewed a home in person, 62% walked through a home that they viewed online, and 32% consequently found an agent to assist them in their home purchase. The high ratio of in-person visits to online searches suggests that online consumers have a high likelihood of purchasing a home. We believe real estate agents find leads to these online consumers to be very valuable.

Mobile devices are becoming increasingly useful and essential to the real estate industry

According to *The Digital House Hunt: Consumer and Market Trends Real Estate*, a 2012 joint study by NAR and Google, 89% of consumers seeking to buy a home used a mobile device at the onset of and throughout their process and 68% used a mobile application to start their search and used it throughout the process. Consumers currently use mobile devices to browse general information, get directions to an open house, and compare home prices. Over time, we believe that consumers will increasingly use mobile devices to search for homes, locate real estate agents and contact brokerages electronically.

Consumers are only beginning to use the Internet to find REALTORS®

According to the NAR 2012 *Profile of Home Buyers and Sellers*, the number one way in which consumers found an agent was through a referral by friend, neighbor of relative, with 40% of all buyers and 38% of all sellers connecting with agents in this way. The Internet ranked second at 11% for buyers, and for sellers, the number of consumers using the Internet to find an agent was even lower at 3%. Other means include the use of an agent who previously served the consumer, contacting an agent based upon the listing signage, and viewing of an open house among several other channels. We believe that consumers will increasingly use the Internet to find an agent just as they do for finding their new home or buyers for their home.

Consumers demand high responsiveness from REALTORS®

Consumer expectations of customer service, possibly influenced by increased responsiveness of Internet-based services, are higher than ever. According to The REAL *Trends* 2012 *Online Performance Study*, 45% of consumers expect an agent to respond to initial contact within 15 minutes, and 56% of consumers expect a response within 30 minutes. Approximately nine out of ten consumers surveyed stated that response time was very important when choosing their agent.

Real estate consumers still value the assistance of REALTORS®

Despite advances in technology, consumers still want the help of a real estate professional when buying or selling a home. According to the NAR 2012 *Profile of Home Buyers and Sellers*, 89% of home buyers and 88% of home sellers used a real estate agent or broker. By contrast, in 2001, only 69% of home buyers used an agent. Consumers rely upon agents for a better understanding of the home transaction process, opinions on the condition of the homes under consideration, experience with service providers, knowledge of the local markets, and negotiating the terms of transactions. We believe that consumers will continue to rely upon brokers for home buying and selling expertise for the foreseeable future.

REALTORS® face strong challenges to make real estate their primary livelihood

The real estate profession is characterized by low barriers to entry. The Standard & Poor's Case–Shiller National Home Price Index shows that the national median real home price increased 80% from 1997 to 2006. During the same time period NAR membership surged 90% from 716,078 to 1,357,732. This increase may have been driven by the increased value of the transaction commission structure given that total annual sales of new and existing homes increased by 46% over this period. Following the onset of the housing crisis, however, this surge did not correct itself fully, with NAR reporting a 26% drop in membership from 2006 to 2011, while total annual home sales dropped by nearly 39%. This trend can also be observed in the trend of sales volume per agent over the 1997 to 2011 period. In 1997, there were 7.2 transactions per agent; in 2011, this ratio fell to 4.5.With so many agents available to conduct a transaction, it is harder now than ever before for new agents to establish themselves in their local markets and capture market share.

This intense competition makes it difficult for many REALTORS® to rely on real estate transaction commissions for their sole source of income. In the 2011 NAR *Member Profile* survey, respondents had a median gross income of only $34,900, before paying the high marketing and other expenses typical in this profession.

REALTORS® have not fully embraced emerging technology in the real estate industry

Despite fierce competition for customer leads most REALTORS® are not contacting online leads within the response time expected by consumers. The REAL *Trends* 2012 *Online Performance Study* found that real estate professionals take 72 hours on average to respond to online leads, while also finding that over 50% of consumers expect a response within 30 minutes. Further, the study estimates that 50% of leads received from brokerage websites or purchased from listing aggregators never receive a response. We believe one explanation for this lack of responsiveness is that agents do not have the technology required to manage lead volume because they do not recognize the importance of technology, cannot afford to acquire it, or do not have access to training on the technology.

Brokerage profit margins are under pressure due to competition for talent

Brokerages historically retained a higher percentage of homesale commissions as compared to today's practice. In return, the brokerages provided their agents with corporate services such as training, office space, advertising and marketing. The office presence, listing signs and radio, television and print advertising gave the brokerage local prominence that it leveraged to generate listing and sale opportunities for agents. The 1980s saw the emergence of new brokerage models that offered agents higher splits. By 2010, the average residential real estate brokerage retained just 26% of homesale commissions, according to the REAL *Trends* 2011 *Brokerage Performance Report*. As a result of this trend toward less favorable splits on commissions, the average brokerage office generated a net income margin on their real estate brokerage operations of just 0.04%.

Brokerages increasingly struggle to drive transaction volume for their agents

With such thin margins, brokerages are increasingly challenged to provide the support, systems and client leads that most agents need to be successful full-time real estate professionals. According to the Newspaper Association of America, between 2006 and 2012, annual newspaper real estate classified advertising expenditures fell by an estimated $4.4 billion, which translates to a drop in ad spending of over $600 per home sale during that period reported by NAR. The 2012 estimated figure of $157 in newspaper real estate classified advertising expenditure per home sale is 76% lower than that in 1995. In 2010, brokerages spent just $100 per agent per month on advertising and marketing, according to the REAL *Trends* 2011 *Brokerage Performance Report*.

Furthermore, brokerages have not fully utilized the power of the Internet to drive transaction volume for their agents more cost-effectively. Of brokerages surveyed, just 58% had online marketing budgets, according to the REAL *Trends* 2012 *Online Performance Study*. Of brokerages that had online marketing budgets, the average online expenditure was just 24% of the total advertising and marketing budget.

Brokerages are not investing to meet consumers' use of online technology

The erosion of margins makes it more difficult for brokerages to easily invest in technology improvements. Nearly all brokerages have websites, but their performance and user appeal is often poor. According to the REAL *Trends* 2012 *Online Performance Study*, the average bounce rate for a brokerage site was 37%, meaning that over one-third of visitors viewed just a single page before departing the site. Further, most brokerages have not capitalized on the tremendous growth in mobile traffic. While 79% of brokerages offer mobile-enabled websites, only 32% offer a mobile application.

Brokerages have not invested in the means to handle online leads. According to the same study, only 42% of brokerages established what the industry terms an e-Team, meaning a subset of the brokerage's agents who receive and service all online leads not associated with the brokerage's listings. Of those brokerages that do field an e-Team, only 5% of their total agent base serves on this team. Nearly half of the e-Teams operated without rules requiring response times, and for those e-Teams with response time rules, the response time averaged 27 minutes. From this data, we surmise that less than one-quarter of brokerages have established the infrastructure to meet the expectations of a majority of online consumers, despite the Study's finding that the average e-Team agent increased productivity by 1.5 transactions per year.

Market Opportunity

ZipRealty competes in the U.S. residential real estate market by serving both buyers and sellers of new and existing homes. Residential real estate brokerage companies typically generate revenue by charging a commission, sometimes in combination with a flat fee, on the value of the home transaction. The commission rate has averaged 5.4% in recent years.

Based upon preliminary data from the US Census Bureau and NAR on the sales of new and existing homes, we estimate the value of the residential real estate market in 2012 to have been approximately $1.2 trillion, with total commissions estimated at $43 billion earned on approximately 5.0 million transactions.

If our estimate is accurate, the 2012 transaction volume represents about a 40% drop from the US historical record of 8.4 million set in 2005. It would also show an 11% volume increase from the recent cyclical low point of 4.5 million transactions, which occurred in 2010 and marked a 15-year low. Between 2005 and 2011, the home ownership rate dropped from 69% of households to 66%. These data points highlight the depth of the recent housing market slump. However, the double digit increase in estimated housing sales volume may indicate that a housing recovery is now underway.

Market Fragmentation

The residential real estate market is highly fragmented. For 2011, using data from the US Census Bureau and NAR, we estimate that approximately 1.0 million real estate agents conducted approximately 8.5 million homesale sides, with each real estate transaction considered to have two sides, a buyer and a seller. According to a report produced by REAL *Trends*, the top 500 brokerage firms by unit volume generated 2 million homesale sides in 2011, which is only 24% of the total for that year as shown above.

To further illustrate the industry's degree of fragmentation, we can apply the Herfindahl–Hirschman Index, or HHI, which is an economic measure of the size of firms in relation to the industry and an indicator of the amount of competition among them. Using the REAL *Trends* data, we calculated an HHI of 0.02 for just these top 500 brokerages alone. By comparison, the range of HHIs for industries that the Antitrust Division of the Department of Justice considers be moderately concentrated is between 0.1500 and 0.2500, well above the HHI we calculated for the top 500 brokers who account for only 24% of total homesale sides.

OUR SOLUTION

We offer a full, start-to-finish residential real estate transaction solution. Our solution begins with the first home search or listing appointment from a desktop computer or a mobile device, extends to the first client-and-agent interaction that typically occurs six to eighteen months later, and continues even after a home transaction has closed to include the incubation of repeat and referral business. Our solution is built on the following core competitive advantages:

The Best Information — Accurate, Timely and Relevant Data on Homes for Sale

Through our website and mobile applications, consumers and real estate professionals can freely access information on all broker-listed homes in the Multiple Listing Service (MLS) in markets that we serve either through our owned-and-operated brokerage or our PBZ network. The MLS is a database of local listings shared by brokers. Because we are a licensed broker, we are able to access and show all MLS listings except in rare cases when the sellers specifically request that their listings not be published to the Internet. We update our website at a rate of once every two minutes to ensure that we quickly add new listings to our online sites and remove listings as soon as homes are sold or taken off the market. By contrast, online competitors such as national portals and data aggregators rely heavily on multiple third-party data providers, and sometimes show homes that appear for sale but really have already been sold, while some active listings are not shown at all.

We show information from all of the standard MLS data fields — such as the number of bedrooms, property type, and square footage — along with ZipRealty-enhanced data such as local school district information, comparable home sales data, maps and driving directions, Walk Score®, online popularity, and neighborhood-related content including weather and demographic data and vacancy, owner-occupied and rental rates.

REALTORS® in our owned-and-operated brokerage and Powered by Zip network also represent an integral part of our data experience and provide exclusive user-generated content. Our affiliated agents visit far more homes than does the typical consumer. Through a feature called Agent Comments, these agents can leave notes on properties they visit, along with neighborhood-specific information. To date, these agents have posted over 20,000 comments, telling website and mobile app users not only about the condition of the property, but also the coffee shop around the corner, the park down the street, or the apartment building next door. Agent Comments also provide these REALTORS® with a platform to showcase their relevant professional knowledge broadly and usefully in front of serious real estate consumers.

The Highest Quality Technology — World-Class Website and Award-Winning Mobile Apps

We have developed and operate a world-class website at www.ziprealty.com and award-winning mobile apps for the iOS and Android platforms with which consumers can access and analyze our information. Our website and mobile apps feature user-friendly interfaces to provide today's consumers with data in a format free from intrusive ads.

We offer our users the ability to personalize their real estate experience by saving homes to their profiles, saving searches for any neighborhood or zip code, sharing listings via email, Facebook or Twitter, and receiving email alerts that notify them each time that a property meets their desired search criteria is up for sale.

Our website and mobile apps also allow users to quickly and easily schedule showing appointments, submit offers online, and connect with real estate professionals. On our cutting-edge mobile apps, users can use StreetScan™ to determine whether a home is for sale simply by pointing their phone or tablet's camera at it, or use StreetSketch™ to draw a search area right on the map for a completely flexible and customized home search.

With a rapid upgrade cycle, we continually enhance our technology on the web and in our mobile app, and our users are responding well: Since January of 2013, our website's Net Promoter Score (NPS) has continual scored above +50. NPS is a widely used customer loyalty metric developed by Fred Reichheld, Bain & Company, and Satmetrix. It is generally considered that a positive NPS is good and an NPS greater than 50 is excellent and world-class.

Zap — Designed to be the Most Effective Customer Service Platform in the Real Estate Industry

Zap is the proprietary technological engine that is deeply integrated with our consumer-facing website and mobile apps, and it allows us to serve our three primary constituents — serious consumers, REALTORS® and brokerages — efficiently and effectively. We believe that Zap is the most technologically advanced platform in the residential real estate market, and it features the following benefits:

- *Predictive* — After users register with us by providing their email addresses and opting in to our terms of use, Zap begins to track their online behavior and determines the users' propensity to successfully complete a real estate transaction, as well as the expected timeframe for completion. Zap summarizes this data into a single score called the ZipScore, which is made available exclusively to the agent and is provided expressly for the purpose of providing excellent customer service.
- *Prescriptive* — Zap incorporates proprietary tools and functionality that enable real estate agents to manage their databases of clients, and it prescribes agents with ways to connect with their customers most productively.

- *Intuitive* — Our recently launched major upgrade of Zap was designed to streamline customer service enabling agents to spend more of their time with clients. Using 14 years of data collected on agent-to-client communications and engagements, we built the Zap application that organizes clients into separate pools and prompts our agents to focus on clients based on meaningful activities and priorities.
- *Integrated* — Zap is a true end-to-end system that integrates user contact information and online behavior, along with all agent communications and easy-to-use marketing tools such as monthly newsletters and bulk email capability.

Powerful Lead Generation and Online Marketing Engine

The popularity of our website and mobile apps brings real estate consumers directly to us. At the same time, consumers find us through our other marketing channels, including search engine optimization, social media, and search engine marketing. As our agents interact with clients through their own personal and professional networks, consumers may also find us through word of mouth. We then help these consumers find the right REALTOR® through effective agent marketing across our website and our proprietary agent-client matching functionality.

We display agent photos, contact information, and relevant activity on our highly trafficked home detail and search result pages. Agents receive thousands of impressions per month from these placements. We also offer our agents the opportunity to further enhance their online presence by posting information on the ZipCommunity, by commenting on properties they visit using the Agent Comments feature and by participating in our Agent Ratings and Reviews program. Our website also offers consumers the capability to search our complete directory of agents and narrow their search based on factors including the agent's neighborhood specialization, professional experience or credentials.

In addition to agent marketing, we connect REALTORS® and consumers through our agent-client matching functionality. This feature is designed to match consumers and their search preferences with local ZipRealty or Powered by Zip REALTORS® who are best suited to serve their needs, and distributes leads to agents in meaningful volume. Each of our agents in our owned-and-operated brokerage received approximately 24 leads per month in the fourth quarter of 2012, and over half of our business came from company-generated leads. At other brokerages, business from Internet leads is much lower, with estimates that Internet leads result in approximately 15% of total transaction volume.

Our lead generation and online marketing engine is complimented by Zap, which allows agents to efficiently incubate leads and provide anticipatory service tailored to the specific needs of each client.

Experienced, Locally Knowledgeable and Responsive REALTORS®

In both our owned-and-operated brokerage and our Powered by Zip network, we connect serious real estate consumers with experienced, locally knowledgeable and responsive REALTORS®. These REALTORS® are independent contractors who use Zap to provide superior customer service and achieve rapid response times, which consumers regard as an important indicator of service quality. Unlike other media portals, which do not retain REALTORS® to close real estate transactions, our REALTORS® enable us to monetize the real estate transaction and reduce our reliance on display advertising. We consider this distinction to be a key differentiator and competitive advantage for us, particularly with the proliferation of advertising inventory and the shift from desktop advertising to the more disruptive mobile advertising. Similarly, our business model is not reliant upon ancillary services, which is a volatile revenue stream exposed to macroeconomic trends, monetary policy and regulatory risks. Finally, our proximity to transactions gives us valuable insight on consumer behavior at all stages of the real estate process, which our data scientists and product managers rely on to continually enhance our client matching algorithm and Zap functionality.

REALTORS® are also active participants in the research and development process of our technology products. For 14 years, our product development and engineering teams have developed and refined our website, mobile apps, and Zap to specifications and feedback provided by agents. Their participation in this process has been instrumental in the effectiveness of Zap.

Powered By Zip — a Uniquely Effective Customer Service Platform for Brokerages

As discussed, the residential real estate market is highly fragmented, with vast numbers of brokerages engaged in fierce competition for the most productive agents. Over the past decade, brokerages have competed for talent by offering higher commission splits which forces the brokerages to cut overhead expenditures to maintain profitability. In this environment, we believe that technology innovation and adoption has suffered.

In 2011, we launched the Powered by Zip program to address this market need. Powered by Zip is a software as a service (SaaS) solution that allows other real estate brokerages to utilize the robust technology that we have built and fielded in our owned-and-operated brokerage. Brokerages that join the Powered by Zip network get a co-branded website and placement on our mobile apps, along with their powerful lead generation and agent marketing capabilities. Most importantly, Powered by Zip partners are given access to Zap, which integrates all of these services seamlessly.

In today's changing real estate market, the Powered by Zip solution enables brokers and their agents to meet consumer demands for the highest quality information, web and mobile tools and to provide great customer service, and give them the competitive edge they need to help more clients buy or sell more homes, and gain more market share in their local markets.

COMPETITION

We compete for mindshare among serious real estate consumers with companies that have developed or could develop national and local real estate websites and mobile applications.

Our owned-and-operated brokerage competes with local or regional residential real estate brokerages to attract consumers and recruit REALTORS®.

Our Powered by Zip business competes with lead generation websites, customer relationship management, or CRM, providers, and local or regional residential real estate brokerages.

Across all of our businesses, we compete primarily on the basis of the quality of home information, the ease-of-use of the products we provide and the quality of our agents — including our ability to attract, retain, and incentivize agents who are locally knowledgeable, are highly responsive and deliver outstanding customer service. We believe that our solution is well-positioned in our competitive landscape.

DEVELOPMENT OF OUR BUSINESS

Our business was incorporated under the laws of the state of California in 1999 and was reincorporated as a Delaware corporation in August 2004. As of March 1, 2013, we employed 150 people, of which 147 were full-time employees.

Conversion of agents to independent contractors: Until 2010, the real estate agents in our owned-and-operated brokerage business were typically employees. In February 2010, we began transitioning those agents to independent contractors in some of our markets, and we completed that transition in the remainder of our markets by January 2011. Today, all of the real estate professionals who choose to affiliate with us are independent contractors. We have also minimized management oversight of day-to-day agent activities, thereby reducing costs for field sales support, corporate sales support and corporate administration.

Restructuring and realignment: In early 2011, we began a restructuring to refocus on our core strengths in technology, online marketing and on our most attractive local real estate markets. To that end, we closed our offices in 12 markets in the first quarter of 2011: Fresno/Central Valley, CA, Charlotte, SC, Naples, FL, Jacksonville, FL, Miami, FL, Palm Beach, FL, Tampa, FL, Hartford, CT, Minneapolis, MN, Virginia Beach, VA, Tucson, AZ, Atlanta, GA. We continued our restructuring in the fourth quarter of 2011 by closing our offices in Raleigh-Durham, NC, and the Greater Philadelphia area, PA, and in 2012 by closing our offices in Salt Lake City, UT, and in Westchester County/Long Island, NY. In connection with several of our office closings, we transitioned our local operations to eight third-party brokerages in our Powered by Zip network, who now serve Tucson, AZ, Atlanta, GA, Raleigh-Durham, NC, the Greater Philadelphia area, PA, Salt Lake City, UT, Westchester, NY, Long Island, NY and Brooklyn, NY.

In early 2012, we reorganized our corporate structure by realigning our organization to operate more efficiently and to refocus our resources on the highest value priorities. We combined our product and marketing functions, and we separated our brokerage operations from our technology and marketing functions. We recruited a real estate veteran, Van Davis, to be our President of Brokerage Operations. Mr. Davis conducted a further reorganization of our field sales team, which has empowered our local offices and real estate professionals to make decisions that are better tailored to the dynamics of their particular markets, with the goal of increasing productivity and customer service levels. In total, we reduced our corporate overhead, which excludes cost of revenues, by approximately 23% when comparing 2012 to 2011.

Expansion of Powered by Zip network: In addition to the eight owned-and-operated markets that we transitioned to PBZ partners, we have added brokerages to our PBZ network in Jacksonville, FL, Nashville, TN, Tampa, FL, Palm Beach, FL, Minneapolis, MN, Miami, FL and Virginia Beach, VA. We believe that demand for the PBZ SaaS offering is strong, and we are investing in people and systems to drive this expansion. For 2012, Powered by Zip revenues represented less than 5% of our net revenues.

End of buyer rebates: In the summer of 2011, we discontinued our commission rebate program. By eliminating this program, we have focused consumer attention on our technology-enhanced, full-service value proposition, as well as improved the financial productivity of real estate professionals in our owned-and-operated brokerage business. Although our agents can still opt to offer rebates to their clients, we expect that any rebates offered will have a negligible impact on our financial performance.

REGULATORY MATTERS

The real estate industry is highly regulated. In the conduct of our business, we must monitor and comply with a wide variety of applicable laws, rules and regulations of both the government and private organizations.

Government regulation

The most extensive government regulations applicable to our business are at the state level and are typically overseen by state agencies dedicated to real estate matters, but the residential real estate industry is also regulated by federal and local authorities.

State regulation: Real estate licensing laws vary from state to state, but generally all individuals and entities acting as real estate brokers or salespersons must be licensed in the state in which they conduct business. A person licensed as a broker may either work independently or may work for another broker in the role of an associate broker, conducting business on behalf of the sponsoring broker. A person licensed as a salesperson, also known as an agent, must be affiliated with a broker in order to engage in licensed real estate brokerage activities. Generally, a corporation engaged in the real estate brokerage business must obtain a corporate real estate broker license (although in some states the licenses are personal to individual brokers). In order to obtain this license, most jurisdictions require that an officer of the corporation be licensed individually as a real estate broker in that jurisdiction. If applicable, this officer-broker is responsible for supervising the licensees and the corporation's real estate brokerage activities within the state. Real estate licensees, whether they are brokers, salespersons, individuals or entities, must follow the state's real estate licensing laws and regulations. These laws and regulations generally prescribe minimum duties and obligations of these licensees to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record keeping requirements, requirements for local offices, trust fund handling, agency representation, advertising regulations and fair housing requirements. In each of the states and the District of Columbia where we currently have operations, we have designated one of our officers as the individually licensed broker and, where applicable, we hold a corporate real estate broker's license.

In addition, some states have enacted legislation similar to (and in some cases more restrictive than) the federal legislation discussed below.

Federal regulation: In addition to state regulations, several federal laws and regulations govern the real estate brokerage business. The applicable federal regulations include the Real Estate Settlement Procedures Act of 1974, as amended, or RESPA, and federal fair housing laws. RESPA, as applicable to us, is intended to provide for more effective advance disclosures to home buyers and sellers of settlement costs and the elimination of kickbacks or referral fees that tend to increase unnecessarily the costs of certain settlement services. While RESPA has broad-reaching impact on a variety of services associated with the purchase or sale of real estate, including lending, title insurance and other settlement services, its principal application to the real estate brokerage business is to restrict payment of referral fees or the inappropriate splitting of fees (including through arrangements designed to disguise any such illegal payments as legitimate marketing fees), and to require additional consumer disclosures. Generally, it is illegal under RESPA to pay or receive a referral fee or other non-service-related fee, kickback or anything of value in a real estate transaction involving a federally related mortgage loan for the referral of business. RESPA generally restricts us to the receipt of, or payment for, the reasonable market value of services, goods or information actually and permissibly provided in the settlement of such transactions. While RESPA does not prohibit us from entering into legitimate marketing relationships, it does limit the type of business relationships that we can enter into for acquiring client leads or otherwise, as well as the referral of clients to other service providers. RESPA also limits the manner in which we can provide other services to clients. Federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or brokerage services. Other federal regulations protect the privacy rights of consumers, which affects our opportunities to solicit new clients.

Local regulation: Local regulations also govern the conduct of the real estate brokerage business. Local regulations generally require additional disclosures by the parties to a real estate transaction or their agents, or the receipt of reports or certifications, often from the local governmental authority, prior to the closing or settlement of a real estate transaction.

Federal and state labor regulation: In addition to the real estate regulations discussed above, we are subject to federal and state regulations relating to our employment and compensation practices. For the agents who serve in our owned-and-operated brokerage, all of whom are classified as independent contractors, we are subject to Internal Revenue Service and state law guidelines as they apply to this classification. Please see Item 3, "Legal Proceedings," for a discussion of complaints filed by former employee agents and the California State Labor Commission alleging violations of these regulations.

Third-party rules

In addition to governmental regulations, we are subject to rules established by private real estate trade organizations, including, among others, local MLSs, NAR, state Associations of REALTORS®, and local Associations of REALTORS®. The rules of the various MLSs to which we belong vary, and specify, among other things, how we as a broker member can use MLS listing data, including specifying, in some cases, the use and display of this data on our website. For example, the rules of the various MLSs often limit the home listings information that can be presented on a website or portion of a website that does not meet the requirements of a Virtual Office Website, or VOW, including user registration. We operate a password-protected VOW on a portion of our website, which allows us to show the most comprehensive MLS data directly to consumers without their having to visit an agent. Pursuant to an agreement between NAR, the dominant trade organization in the residential real estate industry, and the U.S. Department of Justice, NAR and its affiliated MLSs must treat brokers that operate VOWs the same as brokerages that do not operate VOWs. Specifically, brokers must be permitted to distribute the same listing information on a VOW as brokers are permitted to distribute by hand, fax or email, brokers may not opt-out from showing listings on VOWs, and NAR-affiliated MLSs are prohibited from restricting the listing information provided to VOWs. However, homeowners may opt-out of displaying their home listing information on the Internet, including on VOW and non-VOW websites.

NAR, as well as the state and local Associations of REALTORS®, also have codes of ethics and rules governing the actions of members in dealings with other members, clients and the public. We are bound to abide by these codes of ethics and rules by virtue of our membership in these organizations.

INTELLECTUAL PROPERTY

We rely on a combination of trademark, copyright, trade secret and patent laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered or pending in the United States for our name and certain words and phrases that we use in our business. We also rely on copyright laws to protect computer programs relating to our website, our proprietary database and Zap. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests, and we hold a patent issued in the United States that covers certain processes and methodologies related to transacting residential real estate on the Internet. In addition, we have filed seven patent applications with the U.S. Patent Office to seek protection for various aspects of our unique technology, which creates a network that connects our mobile tools, website and CRM tools to enhance communication among and information available to real estate professionals and clients. We also enter into confidentiality and invention assignment agreements with our employees, and consultants and confidentiality agreements with other third parties, and we strictly control access to our proprietary technology.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. For example, please see Item 3, "Legal Proceedings," for a discussion of complaints filed against us alleging that our mobile applications infringe upon patents held by others. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, and our ability to compete. Also, protecting our intellectual property rights could be costly and time consuming.

SEASONALITY

The residential real estate market traditionally has experienced seasonality; please see Item 1A of this report under "Our operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult."

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of March 5, 2013:

Name	Age	Position
Charles C. (Lanny) Baker	46	Chief Executive Officer, President and Director
Eric L. Mersch	45	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Franklin (Van) Davis	54	President of Brokerage Operations
Samantha E. Harnett	37	Senior Vice President of Business Development, General Counsel and Secretary
James D. Wilson	38	Senior Vice President of Technology
Genevieve C. Combes	45	Senior Vice President of Corporate Development

Charles C. (Lanny) Baker has served as our Chief Executive Officer and President and a member of our Board of Directors since October 2010. From December 2008 until October 2010, Mr. Baker served as our Executive Vice President and Chief Financial Officer. From March 2005 to June 2007, Mr. Baker served as Senior Vice President and Chief Financial Officer of Monster Worldwide, Inc., an online recruitment services company. From June 1993 to March 2005, Mr. Baker served in positions of increasing responsibility in the Equity Research department at Smith Barney, a division of Citigroup, Inc., serving as Managing Director from January 2000 to March 2005. Prior to joining Smith Barney, Mr. Baker spent two years as an Equity Research Analyst at Morgan Stanley & Co. and two years in research assistant positions at Donaldson, Lufkin & Jenrette. Mr. Baker has served on the board of directors of XO Group Inc., a life stages media company targeting couples planning their weddings and future lives together, since November 2005, where he is currently the chair of its audit committee and its nominating and corporate governance committee, and on the board of directors of Homeaway, Inc., the world's largest online marketplace for the vacation rental industry, since April 2011, where he is currently the chair of its audit committee. Mr. Baker holds a Bachelor of Arts degree in history from Yale College.

Eric L. Mersch has served as our Senior Vice President, Chief Financial Officer and Chief Accounting Officer since April 2012. From November 2010 to August 2011, Mr. Mersch served as Chief Financial Officer of Imaging Advantage, LLC, a provider of comprehensive radiology solutions to health centers and radiology groups. From February 2010 to May 2010, Mr. Mersch served as Chief Financial Officer of Sonim Technologies, Inc., a mobile phone manufacturer. From March 2008 to January 2010, Mr. Mersch co-founded Deer Valley Ventures and served as Chief Financial Officer of DemandFlex, LLC, a provider of virtual private data centers. From June 2007 to February 2008, Mr. Mersch served as Chief Financial Officer of Razorgator Inc., an Internet ticketing services company. From August 2006 to May 2007, Mr. Mersch served as Chief Financial Officer of VitalStream, Inc., a content delivery network provider. From March 2003 to August 2006, Mr. Mersch held several positions, including Vice President, Finance, with Harrah's Entertainment (now Caesar's Entertainment), a gaming and hospitality business. Mr. Mersch's previous experience also includes seven years with the U.S. Navy as a Division Officer of the U.S.S. Los Angeles, a nuclear submarine. Mr. Mersch holds a Masters of Business Administration degree from Harvard Business School, a Masters of Nuclear Power Engineering degree from the Nuclear Engineering School (U.S. Military) and a Bachelor of Science degree in economics from the U.S. Naval Academy.

Franklin V. (Van) Davis has served as our President of Brokerage Operations since May 2012. Mr. Davis has more than two decades of management and leadership experience in the real estate brokerage industry. Mr. Davis most recently served as owner and operator of F.V.O. Davis Consulting, a franchising and real estate consulting service, from September 2007 to April 2012. Mr. Davis's previous real estate brokerage experience includes serving as President and Chief Executive Officer of Foxtons North America and as President and Chief Executive Officer of Century 21 Real Estate Corporation. Mr. Davis has also served as an advisory board member for BOGOPOD.com, a provider of online marketing services to merchants, and Trulia, Inc., an operator of a website for residential real estate consumers and agents, during their start-up phases. Mr. Davis holds a Masters of Business Administration degree and a Bachelor of Business Administration degree in finance magna cum laude from New Mexico State University.

Samantha E. Harnett has served as our Senior Vice President of Business Development, General Counsel and Secretary since December 2012. From November 2009 to December 2012, Ms. Harnett served as our Vice President, General Counsel and Secretary. From April 2008 to November 2009, Ms. Harnett served as our Vice President, Assistant General Counsel and Assistant Secretary. From April 2007 to April 2008, Ms. Harnett served as our Assistant General Counsel and Assistant Secretary. From May 2005 to April 2007, Ms. Harnett served as our Legal Counsel. From August 2003 to May 2005, Ms. Harnett practiced in the areas of litigation and employment law at Wilson Sonsini Goodrich & Rosati, P.C. Ms. Harnett holds a Juris Doctor degree from the Santa Clara University School of Law and a Bachelor of Arts degree in psychology from California State University, Chico.

James D. Wilson has served as our Senior Vice President of Technology since January 2013. From July 2011 to January 2013, Mr. Wilson served as our Vice President of Technology. From January 2007 to July 2011, Mr. Wilson served as our Vice President of Product Development. From January 2002 to January 2007, Mr. Wilson served as our Director of Product Strategy. From November 2000 through December 2001, Mr. Wilson served as our Product Strategy Manager. Mr. Wilson holds a Masters of Business Administration degree from the Haas School of Business at the University of California at Berkeley and Bachelor of Arts degree in economics from Stanford University.

Genevieve C. Combes has served as our Senior Vice President of Corporate Development since December 2011. From December 2008 to December 2011, Ms. Combes served as our Senior Vice President of Technology and Operational Strategy. From December 2006 to December 2008, Ms. Combes served as our Senior Vice President of Planning and Operations. From May 2005 to December 2006, Ms. Combes served as our Vice President of Business Planning and Strategy. From August 2004 to May 2005, Ms. Combes served as our Director of Strategic Analysis. Prior to joining us, Ms. Combes spent over ten years in various capacities at JP Morgan H&Q's (previously Hambrecht & Quist) Equity Research Department. Most recently Ms. Combes served as Managing Director of JP Morgan H&Q's Consumer Research Group. Ms. Combes holds a Bachelor of Arts degree in economics cum laude from the University of California at Santa Cruz. Ms. Combes and the Company have entered into a Consulting Agreement pursuant to which Ms. Combes will remain employed with the Company until April 1, 2013, or an earlier date mutually agreed, at which time Ms. Combes will become a consultant to the Company as an independent contractor for a period of 12 months, unless that term is modified pursuant to the provisions of the Agreement.

Item 1A. ***Risk Factors:***

Because of the following factors, as well as other variables affecting our operating results and financial condition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have experienced net losses in recent years and expect to incur losses in the future.

We have had a history of net losses from our inception in January 1999 through the first half of 2012.While we were profitable in several quarters from 2003 through 2006 and again in the second quarter of 2012, we have repeatedly experienced quarterly net losses, and at December 31, 2012 had an accumulated deficit of $128.3 million. If we do not become consistently profitable, our accumulated deficit will grow larger, and we could require additional financing to continue operations. If we do not become consistently profitable and additional funding is required to support our business, financing may not be accessible on acceptable terms, if at all. We cannot guarantee that our revenues will increase sufficiently to achieve and maintain profitability on a quarterly or annual basis.

Our profitability is dependent of the health of the residential real estate market, which is subject to macroeconomic forces that are beyond our control and may be difficult to predict.

The success of our business depends to a significant extent on the health of the residential real estate market, which traditionally has been subject to cyclical economic swings as well as other changes in local, regional, national or seasonal economic conditions. The decision to purchase or sell residential real estate can be delayed or terminated based on macroeconomic conditions that, for example, reduce discretionary income. Macroeconomic factors that could adversely affect the demand for residential real estate and harm our business include, among others, economic slowdown or recession, changes in the availability and affordability of mortgages or extensions of credit, a rise in the number of foreclosures and other distressed properties available for sale, rising interest rates, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, natural disaster, energy price spikes, or actions taken by the Federal Reserve Board to regulate the supply of money, or the public perception that any of these events may occur. In addition, federal and state governments, agencies and government-sponsored entities such as Fannie Mae and Freddie Mac could take actions that result in unforeseen consequences or that otherwise could negatively impact our business.

The impact on our business of macroeconomic forces, over which we have no control, can be difficult to predict. For example, demand for housing could decrease, which should reduce the number of completed transactions and, consequently, revenues. Home sales prices could decrease, which should depress revenue and gross margins on completed transactions. Gross margins could decrease through higher costs. These and other consequences could significantly impair our ability to achieve and maintain profitability.

We have experienced market share declines in several markets in our owned-and-operated brokerage, and we cannot guarantee that we will be able to grow local market share profitably.

The residential real estate industry is intensely competitive and highly fragmented. In our owned-and-operated brokerage, our aggregate transaction volume market share in our local markets has averaged less than 1% historically, and in several of these markets, we have over time experienced a loss of market share. To capture and retain market share in our owned-and-operated brokerage, we must compete successfully against other brokerages not only for large numbers of clients, but also for large numbers of agents. Because the market is highly fragmented and brokerage fees are variable, competitors may reduce fees to attract business. In addition, many of these brokerages have valuable relationships, innovative models, or access to greater resources than we do. Many of our markets are composed of entrenched brokerages with superior local referral networks, name recognition and perceived local knowledge and expertise. These attributes give these brokerages an advantage in agent recruitment and retention, in attracting clients, and in building their listings business. Many brokerages also have more experience than us in acting as listing agents, as we have traditionally focused on clients looking to buy homes, with buyers representing 85% of our closed transactions in 2012. Some of our competitors with greater resources may be able to undertake more extensive marketing campaigns or to better withstand price competition in a market. Unless our owned-and-operated brokerage can develop the relationships, branding, reputation, expertise and personnel to compete with these brokerages without reducing our prices or increasing our agent compensation, we may not be able grow our listings business, attract buyers, or attract and retain agents as needed to maintain or grow our market share profitably.

Our Powered by Zip network is a new and unproven business opportunity, and we cannot guarantee that we will be able to operate and grow it profitably.

In early 2011, we began to build our Powered by Zip network with select third-party local brokerages, through which we provide access to our proprietary information and systems, including our website and our Zap customer service system. Currently, our Powered by Zip network consists of local brokerages in only 15 markets. Our Powered by Zip network is a new and unproven business opportunity that is still developing in many respects, including the services we provide under that network, pricing and conversion targets related to those services, and exclusivity terms. In addition, to expand the Powered by Zip network into additional markets, and to service those markets through our online URL, we will need to obtain MLS data in those markets, which the local MLSs may not be willing to provide because we will not be the brokerage that is using that data to service consumers. Further, by linking our name with the third-party brokerages in our Powered by Zip network, any negative action taken by one of those brokerages could negatively affect our reputation and, consequently, our business. There can be no assurance that our Powered by Zip network can be expanded into a profitable and meaningful business.

We may suffer significant financial harm and loss of reputation if we do not comply, cannot comply, or are alleged to have not complied with applicable laws, rules and regulations concerning our classification and compensation practices for the agents in our owned-and-operated brokerage.

As of January 31, 2011, all agents in our owned-and-operated brokerage have been retained as independent contractors. With respect to our independent contractor agents, and like most brokerages, we are subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any of our agents. Further, if legal standards for classification of agents as independent contractors change or appear to be changing, it may be necessary to modify our compensation structure for these agents in some or all of our markets, including by paying additional compensation or reimbursing expenses.

For most of our history prior to 2011, nearly all agents in our owned-and-operated brokerage were retained as employees, not independent contractors. For our agent employment practices during that period, we continue to be subject to laws regarding employee classification and compensation, many of which do not apply to traditional brokerages that retain agents only as independent contractors. We classified our employee agents as exempt from federal and state regulations regarding overtime and minimum wage payments because their duties, which consisted of working in the field selling residential real estate, were designed to qualify for the "outside sales exemption" under the terms of the Fair Labor Standards Act and various state laws. These employment and compensation regulations are subject to judicial and agency interpretation, and as to any individual agents or groups of agents, if their duties as employees were different than those assigned and contemplated by our official policy, it might be determined that the outside sales exemption was inapplicable to those agents. For example:

- In August and September 2010, four of our former employee real estate agents in California filed complaints with the California Division of Labor Standards Enforcement alleging that we failed to pay them minimum wage and overtime as required by California law. In November 2010, the Division of Labor Standards Enforcement issued decisions in favor of these persons. We appealed this decision, and in September 2011, the court issued a judgment in favor of these persons totaling $330,202. In November 2011, we reached a settlement with these four former agents, and the court vacated the judgment against us in exchange for a payment to the four agents totaling $430,202 and a payment to the California Division of Labor Standards Enforcement of $155,867.

- In September 2011, the California State Labor Commissioner filed a lawsuit against us concerning our compensation practices regarding real estate agents in California, who at the time at issue were classified as employees. Specifically, the complaint alleged that we failed to pay these persons minimum wage and overtime, and failed to provide itemized wage statements, as required by California laws. On September 28, 2012, we signed a settlement agreement to release us from all these claims in exchange for our payment of $0.2 million to the DSLE for attorneys' fees and costs and $4.8 million to a trust for disbursement to our former employees as back wages. As this trust disburses funds to our former employees, we will be required to pay the employer's share of F.I.C.A. taxes and other employer tax responsibilities on back wages on those disbursements, as well as the administrative costs of the claims administrator for the trust, which totaled $0.8 million in 2012, and which could total an additional $0.2 million if all remaining former employee claimants participate. A liability and corresponding expense for this additional $0.2 million of employer taxes and administrative fees have not been reflected within the balance sheet because an estimate of the ultimate liability for payment of these payroll taxes cannot be reasonably determined.
- In February 2012, two real estate sales agents formerly employed by us, on behalf of themselves and all other similarly situated individuals, filed a lawsuit against us in federal court in Arizona concerning our compensation practices nationwide regarding our real estate agents, who at the time at issue were classified as employees. Specifically, the complaint alleges that we failed to pay these persons minimum wage and overtime as required by federal law. In addition to the federal law allegations, the complaint also alleges violations of the Arizona Minimum Wage law. The complaint seeks liquidated and treble damages in addition to wages and overtime for an unspecified amount.
- In February 2012, one real estate agent formerly employed by us and subsequently engaged with us as an independent contractor, on behalf of herself and all other similarly situated individuals, filed a lawsuit against us in California Superior Court concerning our compensation practices regarding real estate agents in California. Specifically, the complaint alleges that we failed to pay these persons minimum wage and overtime, failed to provide meal and rest periods, failed to reimburse employee expenses and failed to provide itemized wage statements as required by California laws. The complaint seeks unspecified damages including penalties and attorneys' fees in addition to wages and overtime.

We could incur substantial costs, penalties and damages, including back pay, unpaid employee benefits, taxes, expense reimbursement and attorneys' fees in defending the above complaints or future challenges by additional current or former agents to our agent classification or compensation practices. For example, when our former agent compensation and expense reimbursement policies were challenged in class action lawsuits filed previously against us, we incurred material litigation and settlement costs and modified our expense reimbursement policies. Any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as we choose, and could damage our reputation and impair our ability to attract home buyers, home sellers and agents.

We have experienced significant changes in our management team, and if we cannot successfully manage these changes or retain and attract key personnel, our business could be harmed.

Our success depends on the contributions of our senior sales, operations, marketing, technology and financial personnel. We often experience transitions in our management team. For example, our Senior Vice President of Corporate Development plans to cease her employment with us and begin a one-year consultancy term effective April 1, 2013, and we will need to hire a replacement in that position, restructure it or assign those responsibilities to other members of senior management. We could experience additional changes in our management team or other key personnel. All of our officers and key employees are at-will employees, and, with the exception of Mr. Baker, none of them has an employment agreement with us. We do not have "key person" life insurance policies covering any of our personnel. If we cannot adapt to changes in our management team or other key personnel quickly and effectively, or if we lose the services of additional key personnel, our business operations and our financial results could be significantly harmed.

If we do not remain innovation leaders in our industry, we may not be able to grow our business and leverage our costs to achieve profitability.

Innovation has been critical to our ability to leverage our costs while competing against other brokerages for clients and agents. For example, we have been at the forefront of brokerages in embracing the Internet by operating a virtual office website, or VOW, which reduces our need for office space and facilitates the transaction of business away from an office. We have also been at the forefront of managing lead acquisition costs by employing technology designed to promote efficient lead utilization, by using a centralized lead acquisition and distribution function, and by attracting consumers directly to our site for those markets we serve. As others follow our practices or develop their own innovative practices, and as consumers increasingly gain options for online real estate information and services, our ability to leverage our costs to achieve profitability may erode. For example, certain other brokerages, media companies, Multiple Listing Services, or MLSs, and the National Association of REALTORS®, or NAR, operate competing websites and are increasingly using the Internet to market to potential customers throughout the United States. Customers may not distinguish or value the benefits of our website and technology offerings as compared against these competing offerings, particularly if MLSs adopt rules that erode the distinction between the MLS data that can be shown online by brokers who operate VOWs and by brokers who do not. Such organizations could also build applications or offer products, including home listings and related information, that attract online traffic away from our website. In particular, NAR is in the process of developing a nation-wide MLS, which could significantly divert consumers away from our website. Such organizations could devote substantial resources to dominating social media and online advertising, which would also impair our ability to attract website traffic. If our advantage in attracting website traffic erodes, our need to purchase leads from third parties will increase, thus increasing our costs. If we do not remain on the forefront of innovation to leverage our costs effectively, we may not be able to achieve profitability.

Providing online access to comprehensive MLS listings and related information concerning the residential real estate market is a hallmark of our business, and our ability to attract and service consumers and to manage lead acquisition costs would be harmed if our ability to provide or advertise this access is impaired.

A key component of our business strategy is to attract consumers directly to our website, thereby reducing our need to purchase leads from third parties. To do so, through our website, we offer consumers access to, and the ability to search, real estate listings posted on the MLSs in the markets served by our owned-and-operated brokerage or Powered by Zip network, as well as related neighborhood information and maps. Our ability to display this information is subject to agreements with third parties, which may or may not be available on acceptable terms in the future. Those third parties operate their own technology platforms, and we may be unable to interoperate with those platforms cost-effectively or at all. Further, we could lose access to that information in the event of a systems failure or a dispute with those information providers. In addition, our ability to provide Internet access to home listings information could be diminished if increasing numbers of homeowners opt-out of providing their home listings information on the Internet, which is permitted by the rules of many MLSs, including those affiliated with NAR. Also, NAR is in the process of developing a nation-wide MLS, which could significantly change the current practice of listing homes for sale on individual MLSs. It is too soon to tell whether this new model will impair the home listings information we make available on our website, or the perceived value of that information. Should any such event occur, we expect that our website and services would become less attractive consumers, and we would likely need to purchase additional, and more costly, leads from third parties, increasing our expenses.

If we do not adapt to changes in technologies and practices relating to the nature and use of information, our operating results could suffer.

We believe that we rely more heavily on technology than traditional bricks-and-mortar brokerages to gather, store, evaluate and communicate information, including our efforts to generate leads via the Internet, to prioritize leads, to empower agents via our Zap customer service platform, and to service home buyers and sellers, including by providing online access to comprehensive MLS listings. To continue to perform those functions effectively, we will need to adapt to changes in technologies and practices concerning the nature and use of information. For example, we will need to adapt our website and our Zap customer service platform to be compatible with new Internet and mobile access tools. We may need to adapt our approach for generating website traffic to address evolving customer interests, for example, a greater interest in social websites, in local neighborhood information, or in alternative media. We may need to adapt our technology or change our practices to address new Internet regulations, as well as new "spam" filters that incorrectly treat our emails to clients as unsolicited materials and block them. We must constantly modify our technology to successfully interact with each independent MLS in order to maintain access to that MLS's home listings information. In addition, if the current practice of listing homes for sale on individual MLSs is challenged or replaced by a competing system, such as the nation-wide MLS system being developed by NAR, we will need to adapt to that change to continue operating our business. Some of our competitors may respond more quickly to new or emerging technologies and practices relating to the nature and use of information. If we cannot make such adaptations quickly so as not to erode the competitive advantages our products offer in attracting and servicing clients and agents, or we do so in a manner that increases our expenses without a related increase in revenues, our operating results could suffer.

Our business practices are heavily regulated, and we may suffer significant financial harm and loss of reputation if we do not comply, cannot comply, or are alleged to have not complied with applicable laws, rules and regulations.

Our business practices are heavily regulated by numerous federal, state and local authorities, as well as the standards of private trade associations to which we belong. These regulations and standards are discussed in more detail in Item I of Part I of this report under "Regulatory Matters." In addition to the regulations concerning agent classification and compensation that are discussed in the following risk factor, the laws, rules and regulations that apply to our business practices include the following:

- State real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses;
- The federal Real Estate Settlement Procedures Act, the federal Fair Housing Act, and federal advertising and other laws, as well as comparable state statutes;
- Rules of trade organization such as NAR, local MLSs, and state and local AORs;
- Licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services;
- Privacy regulations relating to our use of personal information collected from the registered users of our website;
- Laws relating to the use and publication of information through the Internet.

Because our business practices are heavily regulated, maintaining legal compliance is challenging and increases our costs, and we must continually monitor our business practices for compliance with applicable laws, rules and regulations. We may not become aware of all the laws, rules and regulations that govern our business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance. If we fail, or are alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, we could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings, and we could incur significant defense costs, settlement costs, damages and penalties for non-compliance. We could also have our business licenses suspended or revoked, have our business practices enjoined, or be required to modify our business practices, which could materially impair, or even prevent, our ability to conduct all or any portion of our business. Any such events could also damage our reputation and impair our ability to attract and service home buyers, home sellers and agents, as well our ability to attract brokerages to our Powered by Zip network, without increasing our related costs. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to protect us from all liability that we may incur. In addition, if we cannot in the future obtain and maintain all of the regulatory approvals and licenses we may need to carry on our business as we choose, our ability to conduct business may be harmed. Further, any lobbying or related activities we undertake in response to current or new regulations could substantially increase our operating costs.

We derive a significant portion of our leads through third parties, and if any of our significant lead generation relationships are terminated, impaired or become more expensive, we may not be able to attract consumers and grow our business without a substantial increase in expenses.

We generate customer leads through many sources, including leads from third parties with which we have only non-exclusive, short-term agreements that are generally terminable on little or no notice and with no penalties. For example, our largest third-party lead source generated over 10% of our leads during 2012. We could lose a large lead supplier, whether through insolvency or otherwise. State laws or NAR or MLS rules could make it more difficult or expensive for lead generators to provide us with sufficient leads for our owned-and-operated brokerage or Powered by Zip network. Also, we rely on search engines such as Google and Bing for online traffic that generates leads. These search engines frequently update their search algorithms that affect the prominence of our online offerings. Our online traffic could be negatively impacted by such changes and lead to an increase in cost of leads. Should any of these events occur, or should leads otherwise become less available or more costly, we may not be able to obtain a sufficient number of leads to grow our business in our owned-and-operated brokerage or Powered by Zip network without a substantial increase in expenses.

If our arrangements for diversifying our revenue stream become impaired, our financial condition could suffer.

In addition to our core business of directly helping clients to buy and sell homes, we have introduced our products and services in other channels to diversify our revenue stream while further leveraging our strengths in technology and online marketing. We realize additional revenues by offering marketing and advertising programs to the providers of transaction-related services that surround our core business, by offering advertising and lead generation services to third parties, and by providing access to our proprietary information and systems, including our website and our Zap customer service system, for use by third-party brokerages, such as through our Powered by Zip network. For example, we have non-exclusive marketing agreements with residential mortgage service providers, under which we are paid either a flat marketing fee or on a cost-per-click basis (which in aggregate typically represents 3% or less of our monthly net revenues) in exchange for our commitment to market mortgage products and other services to our clients. If these relationships are terminated or otherwise become impaired, we could lose sources of revenues that we may not be able to readily replace, and our brand name and client relationships could suffer. Also, upon the termination of an arrangement with an independent third party to provide services, we or our affiliates may be required to pay certain costs or fees or be precluded from performing such services for a period of time. In addition, our clients could have a more difficult time obtaining the financing or other services needed to purchase a home through us, which could negatively impact our transaction revenues. Any of these events could negatively impact our financial condition.

Our value proposition for agents in our owned-and-operated brokerage, which includes access to client leads and customer relationship management tools at no out-of-pocket cost to them, is not typical on our industry, and if agents do not understand this proposition or value its attributes, whether in its current form or as we may test or implement changes to it, we may not be able to attract, retain and incentivize agents.

Typically, real estate agents who want to acquire client leads and customer relationship management tools must pay for them. However, we provide agents in our owned-and-operated brokerage with access to client leads and our Zap customer service system, with its proprietary customer relationship management tools, at no out-of-pocket cost to them. These features represent a key component of our agent value proposition, which includes a complementary commission structure that is lower than what we would be able to pay if we did not offer these features. Our standard value proposition may not be attractive to certain agents who have developed their own client pipeline. Also, because our agent value proposition is not typical in our industry, agents may not understand or appreciate it. In addition, agents may not appreciate the modifications to our agent value proposition that we may test and implement from time to time. If agents do not understand the elements of our agent value proposition, or do not perceive it to be more valuable than the models used by most of our competitors, our owned-and-operated brokerage may not be able to attract, retain and incentivize them to grow our revenues without significantly increasing our commission splits or other costs, which would reduce our gross margins.

Our efforts to offer advertising and lead generation services through our website could distract consumers from using our website to engage in residential real estate transactions.

We have entered into agreements to use our website to provide advertising and lead generation services to third parties in exchange for fixed monthly payments and, in some cases, volume-based and performance-based fees. We are exploring additional opportunities to leverage the advertising and lead generation capacities of our website. These activities may distract visitors to our site. They can also interrupt the registration-to-transaction path of our users, including by leading them away from our website. In addition, these activities may detract from our perceived commitment to user satisfaction and customer service, or may not be well received by visitors to our site for other reasons. This risk may be higher as consumers continue to embrace mobile devices because mobile advertising is typically seen as being much more disruptive than advertisements viewed on a computer or laptop. Any of these outcomes could impair the ability of our owned-and-operated brokerage and Powered by Zip network to engage in residential real estate transactions with our website visitors.

As we pursue opportunities to increase our revenues, we may reduce our profit margins.

We may implement changes to our business model and operations to improve our revenues that cause a disproportionate increase in our expenses and reduce our profit margins. For example, we may increase the portion of our owned-and-operated brokerage that is composed of representing sellers in their home listings, through which we would incur costs that we do not incur when representing buyers, such as marketing costs. We may make further revisions to the agent compensation model in our owned-and-operated brokerage or replace it with a different model. We may disproportionately build our business in lower-priced markets or with transactions that comprise lower-priced homes, or we may expand into new business models with different revenue-operating expense mixes. These changes could also involve significant start-up costs that may only be recovered, if ever, after we have been operating in those markets or businesses for some time. Any of these attempts to improve our revenues could result in a disproportionate increase in our expenses and in reduced profit margins.

Our operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

The residential real estate market traditionally has experienced seasonality, with a peak in the spring and summer seasons and a decrease in activity during the fall and winter seasons. Revenues in each quarter are significantly affected by activity during the prior quarter, given the typical 30 to 45-day time lag between contract execution and closing for traditional home purchases. For non-traditional sales, the time lag from contract execution to closing can be a few months. Historically, this seasonality has caused our revenues, operating income, net income and cash flow from operating activities to be lower in the first and fourth quarters and higher in the second and third quarters of each year. However, there can be no assurance that the seasonality pattern for any fiscal year will be consistent with past experience, and macroeconomic changes in the market could mask the impact of seasonality.

Factors affecting the timing of real estate transactions that can cause our quarterly results to fluctuate include the timing of widely observed holidays and vacation periods, decisions to relocate prior to the start of the school year, inclement weather, and the timing of employment compensation changes and events, such as pay raises and bonus payments. We expect our revenues to continue to be subject to these seasonal fluctuations, which, combined with any growth in our business and the effects of macroeconomic market changes, may make it difficult to compare or analyze our financial performance effectively across successive quarters.

If we fail to protect the privacy of personal information that our registered users share with us, our reputation and our business could be significantly harmed.

Our website's registered users share with us personal information such as name, address, telephone number and email address. Our use and disclosure of that information is regulated by federal and state privacy laws. To comply with these laws, we have adopted a privacy policy, which we post on our website, that explains to our users that agents will see information concerning their home searches on our website, as well as how and with whom we may share their personal information. We also inform our users that we will not share their personal information with third parties without their consent. We could incur legal liability if our privacy policy or consent process is deemed to lack clarity or to otherwise give insufficient notice of how we share personal information, if we share personal information in violation of our privacy policy, or if third parties with whom we share personal information fail to protect the privacy of that information. Our legal liability could include significant defense costs, settlement costs, damages and penalties. Also, any claim that we failed to protect the privacy of our users' personal information could damage our reputation with consumers, which could significantly impair our ability to attract clients. Any of these outcomes could have a significant negative impact on our business and financial performance.

Our failure to effectively manage the growth of our technology and control systems to service consumers and agents and maintain legal compliance could adversely affect our financial position.

As our business grows in terms of the number of consumers, agents and transactions we service, and the distribution channels in which we offer our products and services, our success will depend on our ability to expand, maintain and improve the technology that supports our business operations, as well as our financial and management information and control systems, and to maintain effective cost controls. Our ability to manage these efforts and to maintain legal compliance could be thwarted by many factors, including turnover in management and the lack of adequate staffing with the requisite expertise and training. If our operational technology is not sufficient to service agents and their clients, then the number of agents who wish to use our products could decrease, the level of client service and transaction volume afforded by our systems could suffer, and our costs could increase. In addition, if our systems, procedures or controls are not adequate to support our operations and reliable, accurate and timely financial and other reporting, we may not be able to satisfy regulatory scrutiny or contractual obligations with third parties and may suffer a loss of reputation. Any of these events could negatively affect our financial position.

Our business, financial condition and reputation may be substantially harmed by security breaches, interruptions, delays and failures in our systems and operations.

The performance and reliability of our systems and operations are critical to our reputation and our ability to attract and service home buyers, home sellers and agents, as well our ability to attract brokerages to our Powered by Zip network. Our systems and operations are vulnerable to security breaches, interruption or malfunction due to certain events beyond our control, including natural disasters, such as earthquakes, fire and flood, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. In addition, we rely on third party vendors to operate our network infrastructure co-location and to provide additional systems and related support. If we cannot continue to retain these services on acceptable terms, our access to these systems and services could be interrupted. Any security breach, interruption, delay or failure in our systems and operations could substantially reduce the transaction volume that can be processed with our systems, impair quality of service, increase costs, prompt litigation and other consumer claims, and damage our reputation, any of which could substantially harm our financial condition.

Our business is geographically concentrated, which makes us more susceptible to business interruption and financial loss due to natural disasters, inclement weather, economic or market conditions or other regional events outside of our control.

To date, our business has been conducted principally in a few states in the western United States, especially California, and along the eastern seaboard. For example, in the markets that we served through our owned-and-operated brokerage at the end of 2012, we derived over 42% of our net transaction revenues for that year in the State of California. Our geographic concentration makes us more vulnerable to forces and events beyond our control, such as regional disasters including earthquakes, severe weather, economic or market conditions, terrorist attacks, or population shifts away from our markets. These events could cause us to sustain a business interruption or other financial loss that would be greater than if our business were more dispersed geographically. In addition, our headquarters is located in the San Francisco Bay region of California, which is known for earthquakes. A disaster in this region could interrupt our financial functions and impair access to internal systems, documents and equipment that are critical to the operation of our business.

Our intellectual property rights are valuable and our failure to protect those rights could adversely affect our business.

Our intellectual property rights, including existing and future patents, trademarks, trade secrets and copyrights, are and will continue to be valuable and important assets of our business. We believe that our proprietary Zap technology engine, the ziprealty.com website, our lead generation and online marketing engine, our mobile applications and our email alerts, as well as our ability to interoperate with multiple MLSs and our other technologies and business practices, are competitive advantages and that any duplication by competitors would harm our business. We have taken measures to protect our intellectual property, but these measures may not be sufficient or effective. For example, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. We also seek to maintain certain intellectual property as trade secrets. Intellectual property laws and contractual restrictions may not prevent misappropriation of our intellectual property or deter others from developing similar technologies. In addition, others may develop technologies that are similar or superior to our technology, including our patented technology, or that otherwise prevent, limit or interfere with our ability to use our intellectual property. Any significant impairment of our intellectual property rights could harm our business.

We could be subject to intellectual property rights disputes that adversely affect our business.

As noted above, our business depends on the protection and utilization of our intellectual property to provide our products and services. We may bring lawsuits to protect against the potential infringement of our intellectual property rights. In addition, other companies, including our competitors, may make claims against us alleging our infringement of their intellectual property rights. For example, two companies have filed lawsuits against us alleging that certain features of our mobile applications infringe upon their patents. These lawsuits and any other intellectual property claims brought by or against us, with or without merit, could be time-consuming and expensive to litigate or settle and could significantly divert management resources and attention. If we are unable to resolve those claims in our favor, we may be required to pay damages, to stop using any infringing technology, to seek a license for that technology, which may not be available on acceptable terms, or to develop alternative non-infringing technology, which may require significant effort and expense. If we cannot license or develop alternative technology for any infringing aspects of our business on attractive terms, we may be forced to limit our product and service offerings. Any of these results could harm our business.

We intend to evaluate acquisitions or investments in complementary technologies and businesses, and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions, mergers, joint ventures or investments that we undertake.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses, including acquisitions of our own stock. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis. If we complete an acquisition, merger, joint venture or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

- Our inability to successfully integrate acquired business cultures, personnel, systems, technologies or operations;
- Problems integrating and maintaining uniform standards, procedures, controls, policies, books and records, including problems relating to the adequacy of internal controls and to reporting;
- Diversion of management's attention;
- Loss of key employees of acquired businesses;
- Disruption of existing operations;
- Risks associated with operating a business or in a market in which we have little or no prior experience;
- Our inability to recover the costs of acquisition, merger, joint venture or investment;

- Accounting risks, including risks associated with accounting for acquisitions, potential amortization of intangible assets, and potential write-off of acquired assets;
- Potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities
- Our inability to increase earnings per share; and
- Assumption of liabilities, including unknown and unforeseen liabilities.

OTHER RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

The trading price of our stock has been, and may continue to be volatile.

The trading price of our common stock may fluctuate widely. For example, our closing stock price on The NASDAQ Stock Market for the 52 weeks ended March 1, 2013 ranged from a low of $1.25 to a high of $4.00. Many factors can cause stock price fluctuation, some of which are beyond our control. These factors include, among others, the risks identified above, as well as the following factors:

- Indicia of our financial performance, such as variations in our quarterly results of operations, changes in our financial guidance for future periods, inability to meet quarterly or yearly performance estimates or targets, and changes in performance estimates or recommendations, or termination of coverage, by securities analysts;
- Announcements by us, our competitors or lead source providers, including announcements about strategic alliances;
- The relatively low level of public float and average daily trading volumes of our common stock;
- The sale of substantial amounts of our common stock in the public market, including by investors who still own a significant number of our shares issued before our public offering, or from the perception that these sales could occur;
- Any repurchase by us of our outstanding stock;
- Our adoption of any stockholder rights plan; and
- Broad market and industry factors that are independent of our actual operating performance.

In addition, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources and could harm the price of our common stock. Although we carry general liability and errors and omissions insurance, our insurance may not cover claims of these types or may be inadequate to protect us from all liability that we may incur.

Our principal stockholders, executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own a significant percentage of our outstanding common stock, totaling about one-quarter as of March 1, 2013. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, may have the ability to influence significantly all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders who are executive officers or directors, or who have representatives on our Board of Directors, could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to our other stockholders.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- Establish a classified board of directors with staggered, three-year terms
- Do not permit cumulative voting in the election of directors;
- Authorize the board to issue, without stockholder approval, preferred stock with rights senior to those of common stock, including pursuant to a stockholder rights plan;
- Prohibit stockholder action by written consent;
- Limit the persons who may call special meetings of stockholders; and
- Require advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Item 1B. ***Unresolved Staff Comments:***

None.

Item 2. ***Properties:***

Our principal executive offices are located in a leased facility in Emeryville, California, consisting of approximately 23,803 square feet of office space, under a lease that expires in July 2017. This facility accommodates our principal administrative and finance operations. We typically occupy a leased facility in each of our operating districts to accommodate offices for our district director, district broker, district recruiter, and support staff. We generally do not provide office space for our agent force. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available for lease to meet our future needs.

Item 3. ***Legal Proceedings:***

On September 26, 2011, the Division of Labor Standards Enforcement, Department of Industrial Relations, State of California (the "DLSE") filed a lawsuit against us in the Superior Court of California, Alameda County, State Labor Commissioner, etc., v. ZipRealty, Inc. The complaint concerned our compensation practices regarding real estate agents in California, who at the time at issue were classified as employees. Specifically, the complaint alleged that we failed to pay these persons minimum wage and overtime, and failed to provide itemized wage statements, as required by California laws. In addition to wages and overtime, the complaint sought liquidated damages, for a total claim in excess of $17 million. On September 28, 2012, we entered into a Settlement Agreement and General Release (the "Agreement") with the DLSE concerning this complaint. Pursuant to the Agreement, we paid $0.2 million to the DSLE for attorneys' fees and costs, and $4.8 million into a trust for disbursement to our former employees as back wages. We will also pay the employer's shares of F.I.C.A. taxes and other employer tax responsibilities on back wages as they are distributed to former employees, as well as the administrative costs of the claims administrator for the trust, which totaled $0.8 million in 2012, and which could total an additional $0.2 million if all remaining former employee claimants participate. A liability and corresponding expense for this additional $0.2 million of employer taxes and administrative fees have not been reflected within the balance sheet because an estimate of the ultimate liability for payment of these payroll taxes cannot be reasonably determined. Disbursements to former employees are subject to their execution of a release of claims against us. The Agreement also includes a full release by the DSLE from any further liability on this issue. On October 12, 2012, the Court dismissed the entire action, with prejudice, against all defendants.

On March 26, 2010, we were named as one of fourteen defendants in a lawsuit filed in the United States District Court for the District of Delaware, Smarter Agent LLC v. Boopsie, Inc., et al., by plaintiff, *Smarter Agent LLC*. The complaint alleges that the defendants have each infringed on patents owned by Smarter Agent relating to mobile device application technology and seeks unspecified damages and injunctive relief. The US Patent Office is currently reexamining the patents at issue. After completing our investigation of this matter, we do not believe that we have infringed on any patent, or that we have any liability for the claims alleged, and, thus, we intend to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On February 17, 2012, two real estate sales agents formerly employed by us, on behalf of themselves and all other similarly situated individuals, filed a lawsuit against us in the United States District Court, District of Arizona, *Patricia Anderson and James Kwasiborski v. ZipRealty, Inc.* The complaint concerns our compensation practices nationwide regarding our real estate agents, who at the time at issue were classified as employees. Specifically, the complaint alleges that we failed to pay these persons minimum wage and overtime as required by federal law. The complaint seeks liquidated and treble damages in addition to wages and overtime for an unspecified amount. On April 2, 2012, we filed an answer denying these allegations as we believe that our sales agents, whose job duties consisted exclusively of selling residential real estate, were properly classified as "Outside Salespersons" under the Federal Fair Labor Standards Act, and thus, we believe that this claim is without merit. In addition to the federal law allegations, the complaint alleges violations of the Arizona Minimum Wage law. We intend to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On February 29, 2012, one real estate agent formerly employed by us, on behalf of herself and all other similarly situated individuals, filed a lawsuit against us in the Superior Court of California, Los Angeles County, *Tracy Adewunmi v. ZipRealty, Inc.* concerning our compensation practices regarding real estate agents in California. Specifically, the complaint alleges that we failed to pay these persons minimum wage and overtime, failed to provide meal and rest periods, failed to reimburse employee expenses and failed to provide itemized wage statements as required by California laws. The complaint seeks unspecified damages including penalties and attorneys' fees in addition to wages and overtime. On April 2, 2012, we filed an answer denying these allegations as we believe that our sales agents, whose job duties consisted exclusively of selling residential real estate, were properly classified as "Outside Salespersons" and were compensated accordingly in full compliance with California law. Additionally, we filed a cross complaint against Ms. Adewumni for fraud and breach of contract, in which we alleged that she created false client accounts that resulted in her receiving higher commission payments than she was entitled to receive under her written employment agreement. Accordingly, we believe Ms. Adewumni's claim is without merit and, thus, we intend to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On January 11, 2013, we were named as a defendant in a lawsuit filed in the United States District Court for the Eastern District of Texas, Arczar LLC v. ZipRealty, Inc., by plaintiff *Arczar LLC*. The complaint alleges that ZipRealty's mobile-device application has infringed on a patent owned by Arczar relating to computer vision system technology and seeks unspecified damages and other legal and equitable relief. After completing our initial investigation of this matter, we do not currently believe that we have infringed the patent, or that we have any liability for the claims alleged, and thus, we intend to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

We are not currently subject to any other material legal proceedings. From time to time we have been, and we currently are, a party to litigation and subject to claims incident to the ordinary course of the business. The amounts in dispute in these matters are not material to us, and we believe that the resolution of these proceedings will not have a material adverse effect on our business, financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable

PART II

Item 5. Market for Our Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities:

Market information

Our common stock began trading on The NASDAQ Stock Market under the symbol "ZIPR" on November 10, 2004. We have not listed our stock on any other markets or exchanges. The following table shows the high and low closing prices for our common stock as reported by The NASDAQ Stock Market:

	High	Low
2011 Calendar year		
First Quarter	$3.00	$2.54
Second Quarter	$2.84	$2.11
Third Quarter	$3.12	$1.36
Fourth Quarter	$1.90	$1.02
2012 Calendar year		
First Quarter	$1.50	$1.06
Second Quarter	$1.69	$1.29
Third Quarter	$3.01	$1.32
Fourth Quarter	$3.08	$2.49

As of March 1, 2013, we had approximately 75 common stockholders of record and a substantially greater number of beneficial owners. Our closing stock price on March 8, 2013 was $3.56.

Dividend policy

We have never declared or paid dividends on our common stock. We intend to retain our earnings for use in our business and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Item 6. *Selected Consolidated Financial Data:*

The following selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8,. "Financial Statements and Supplementary Data."

Consolidated Statement of Operations Data	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Net revenues	$73,820	$85,149	$118,696	$123,130	$107,450
Operating costs and expenses					
Cost of revenues	40,661	45,757	67,185	71,254	62,063
Product development[(1)]	6,957	8,738	10,393	10,372	9,317
Sales and marketing	20,490	28,079	43,545	41,881	40,571
General and administrative	7,795	9,147	13,376	13,405	12,789
Litigation settlement charges (recovery) (Note 6)	5,825	878	—	—	(1,355)
Restructuring charges, net	1,686	2,339	—	—	—
Total operating costs and expenses	83,414	94,938	134,499	136,912	123,385
Loss from operations	(9,594)	(9,789)	(15,803)	(13,782)	(15,935)
Other income (expense), net:					
Interest income	22	58	253	718	2,518
Other income (expense), net	—	—	—	1	75
Total other income (expense), net	22	58	253	719	2,593
Loss before income taxes	(9,572)	(9,731)	(15,550)	(13,063)	(13,342)
Provision for (benefit from) income taxes	106	—	—	(171)	—
Net loss	$(9,678)	$(9,731)	$(15,550)	$(12,892)	$(13,342)
Net loss per share:					
Basic and diluted	$ (0.47)	$ (0.47)	$ (0.76)	$ (0.64)	$ (0.64)
Weighted average common shares outstanding:					
Basic and diluted	20,641	20,543	20,510	20,242	20,917
(1) Amortization of internal-use software and website development costs included in product development	$ 1,156	$ 1,095	$ 1,117	$ 943	$ 639

Consolidated Statement of Balance Sheet Data	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Cash, cash equivalents and short term investments	$12,921	$22,135	$32,341	$44,134	$49,389
Working capital	10,843	19,663	26,698	38,028	45,581
Total assets	19,429	28,296	39,805	52,392	59,967
Total long-term liabilities	592	781	179	327	441
Total liabilities	5,929	6,464	9,904	10,762	9,316
Total stockholders' equity	$13,500	$21,832	$29,901	$41,630	$50,651

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations:***

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve numerous risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those described under "Risk Factors" and elsewhere in this report. Except as otherwise required by law, we do not intend to update any information contained in these forward-looking statements.

OVERVIEW

We are the most prominent online, technology-enabled real estate brokerage company in the United States. Our company owned-and-operated real estate brokerage serves 19 metropolitan markets with over 1,500 licensed REALTORS®. We serve an additional 15 markets through our Powered by Zip, or PBZ, business, which provides our technology platform as an enterprise cloud-based application. We operate ZipRealty.com, the most visited brokerage website with approximately 2.4 million unique monthly visitors. We also provide consumers with highly rated mobile applications that offer all of the key features of our website and optimize them for all major platforms and devices.

Both our owned-and-operated brokerage and our Powered by Zip network share the same internal engine: the powerful proprietary customer service technology, known as Zap, and the online marketing capabilities that form the foundation of our business. We developed Zap over a 14 year period during which our technology team partnered with REALTORS® across the country to collaboratively develop a customer service platform that empowers real estate professionals to deliver superior customer service in a significantly more efficient approach.

We refer to this innovation feedback loop as our "innovation factory" and believe that our disciplined management of this process directly led to Zap's success in our brokerage and Powered by Zip network and also allows us to keep this application on the cutting-edge. In December 2012, we launched a transformational Zap upgrade that made it even easier for REALTORS® to efficiently manage small and large contact pools with follow-up plans, that features an enhanced intelligence engine which predicts client behaviors and propensity to transact, and that is completely redesigned with an intuitive stylized Web 2.0 interface. We consider our innovation factory to be one of our core competencies, helping us maintain our technology leadership in the residential real estate industry.

As the direct result of offering the most accurate, timely and comprehensive housing information, buyers using our services can quickly find relevant home listings that meet their search criteria and are well positioned when they are ready to interact with local REALTORS® affiliated with our owned-and-operated brokerage or our PBZ network. At the same time, sellers using our system gain assurance that their listings are marketed effectively online to interested home buyers.

Our proprietary technology, established reputation as full service online brokerage, and Powered by Zip network, as well as our prominence both online and in mobile, allow us to serve three main constituencies in the residential real estate industry:

- First and foremost, we serve *serious consumers*, which we define as those who expect to purchase or sell a home within the next six to eighteen months. We offer these consumers our technology and services to provide control, choice and seamless, customized service. Through ZipRealty.com and our award-winning mobile apps, we provide consumers with the most accurate and relevant data on homes currently for sale wrapped up in a beautiful and easy-to-use interface and, when they are ready, connect them with knowledgeable local REALTORS® to assist them through every step of their real estate transaction.
- Second, we serve *real estate professionals in our owned-and-operated brokerage business*. For these professionals, who seek more productive ways to conduct business in the fiercely competitive residential real estate industry, we generate a large base of customer leads which, through an advanced algorithm developed over the course of 14 years, have been systematically matched to yield productive agent-client relationships. These leads are made even more valuable with Zap, which is a system that helps incubate customer relationships with the assistance of powerful

prospecting tools and real-time data on client activity that enables agents to provide excellent anticipatory service. We also market ZipRealty-affiliated REALTORS® on ZipRealty.com by showcasing their local know-how and real estate activity and by providing them with personalized agent websites.

- Third, we serve *other real estate brokerages and their affiliated agents* who seek a competitive edge in this new era in which consumers are increasingly using online services for home buying and selling. For these brokerages, we not only generate online leads on their behalf, but we also provide them access to Zap as an enterprise cloud-based application that better enables them to turn these leads into closed transactions. Zap gives these brokerages crystal-clear, real-time visibility on their transaction pipeline, brokerage operations and financials, while facilitating a paperless office environment. Because Zap is a cloud-based application, our brokerage partners benefit from our rapid innovation cycle without the burden of expensive IT maintenance and software upgrade costs.

Geographic reach

We conduct our owned-and-operated brokerage services in 19 markets nationwide, all of which were opened prior to May 2009: Austin, TX, Baltimore, MD, Boston, MA, Chicago, IL, Dallas, TX, Denver, CO, Houston, TX, Las Vegas, NV, Los Angeles, CA, Orange County, CA, Orlando, FL, Phoenix, AZ, Richmond, VA, Sacramento, CA, San Diego, CA, the San Francisco Bay area, CA, Seattle, WA, Portland, OR, and Washington, DC.

Our Powered by Zip network serves leading local brokerages in 15 markets where we do not otherwise conduct business: Atlanta, GA, Jacksonville, FL, Nashville, TN, the Greater Philadelphia area, PA, Raleigh-Durham, NC, Salt Lake City, UT, Tucson, AZ, Westchester/Bronx, NY, Tampa, FL, Palm Beach, FL, Long Island, NY, Brooklyn, NY, Miami, FL., Minneapolis, MN, and Virginia Beach, VA.

The markets in our owned-and-operated brokerage and Powered by Zip network are served by approximately 2,000 local, licensed real estate agents, all of whom are independent contractors.

In 2012, we extended our MLS coverage to include several new markets where we do not yet have a physical presence or a PBZ partner. This expanded coverage facilitates expansion of our PBZ network. At December 31, 2012, our total coverage area encompassed 45% of the U.S. population.

All of our revenues derive from our core business of offering the best proprietary technology and online marketing capabilities available in our industry. We derive the majority of our net revenues from commissions earned in our owned-and-operated brokerage representing buyers and sellers in residential real estate transactions. We record commission revenues net of any commission discount, transaction fee adjustment or, when applicable, rebate. Net transaction revenues are principally driven by our base of real estate professionals whose productivity leads to the number of transactions closed and the average net revenue per transaction. Average net revenue per transaction is a function of the home sales price and percentage commission received on each transaction and can vary significantly by market. We also derive revenues from net commission earned by brokerages in our Powered by Zip network. Brokerages in our Powered by Zip network typically pay a combination of a monthly subscription and transaction-based success fee for our full SaaS solution. This solution includes a co-branded website, online agent marketing, a steady stream of leads for their metropolitan area, the Zap brokerage operating system for managing the business, and the full agent functionality of the Zap platform for managing the client interaction, lead incubation and customer service. Additionally, we derive revenues from our website through marketing arrangements with residential mortgage service providers as well as the sale of online display advertising. Finally, we earn lead referral fees. For 2012, marketing and other revenues, which includes Powered by Zip revenues, represented approximately 7% of our net revenues.

RECENT DEVELOPMENTS

Restructuring and realignment: In early 2011, we began a restructuring to refocus on our core strengths in technology, online marketing and on our most attractive local real estate markets. To that end, we closed our offices in 12 markets in the first quarter of 2011: Fresno/Central Valley, CA, Charlotte, SC,

Naples, FL, Jacksonville, FL, Miami, FL, Palm Beach, FL, Tampa, FL, Hartford, CT, Minneapolis, MN, Virginia Beach, VA, Tucson, AZ, Atlanta, GA. We continued our restructuring in the fourth quarter of 2011 by closing our offices in Raleigh-Durham, NC, and the Greater Philadelphia area, PA, and in 2012 by closing our offices in Salt Lake City, UT, and in Westchester County/Long Island, NY. In connection with several of our office closings, we transitioned our local operations to eight third-party brokerages in our Powered by Zip network, who now serve Tucson, AZ, Atlanta, GA, Raleigh-Durham, NC, the Greater Philadelphia area, PA, Salt Lake City, UT, Westchester, NY, Long Island, NY and Brooklyn, NY.

In early 2012, we reorganized our corporate structure by realigning our organization to operate more efficiently and to refocus our resources on the highest value priorities. We combined our product and marketing functions, and we separated our brokerage operations from our technology and marketing functions. We recruited a real estate veteran, Van Davis, to be our President of Brokerage Operations. Mr. Davis conducted a further reorganization of our field sales team, which has empowered our local offices and real estate professionals to make decisions that are better tailored to the dynamics of their particular markets, with the goal of increasing productivity and customer service levels. In total, we reduced our corporate overhead, which excludes cost of revenues, by approximately 23% when comparing 2012 to 2011.

Legal settlement: On September 28, 2012, we signed a settlement agreement with the State of California's Department of Labor Standards Enforcement, or DLSE, for a release of all its claims that we failed to pay our California real estate agents, who were at the time in question classified as employees, minimum wage and overtime mandated by California laws. Pursuant to that settlement, in the fourth quarter of 2012, we paid $0.2 million to the DSLE for attorneys' fees and costs and $4.8 million to a trust for disbursement to our former employees as back wages. As this trust disburses funds to our former employees, we will be required to pay the employer's share of F.I.C.A. taxes and other employer tax responsibilities on back wages on those disbursements, as well as the administrative costs of the claims administrator for the trust, which totaled $0.8 million for the fourth quarter of 2012, which totaled $0.8 million in 2012, and which could total an additional $0.2 million if all remaining former employee claimants participate. A liability and corresponding expense for this additional $0.2 million of employer taxes and administrative fees have not been reflected within the balance sheet because an estimate of the ultimate liability for payment of these payroll taxes cannot be reasonably determined. Given the unique qualitative test that applies under California law in evaluating the outside sales exemption and the deference afforded the DLSE in the context of a law enforcement action, we believed that this settlement was a reasonable resolution in this case. Further, by agreeing to settle this issue, which relates to an employee agent model that we discontinued in 2010 and early 2011, we were able to avoid potentially millions of dollars in future litigation costs and the diversion of excessive time and attention of our management and employees from key business initiatives.

Powered by Zip: In 2011, we launched the Powered by Zip program to provide third-party real estate brokerages with our robust proprietary end-to-end technology solution. Since then, we have built a network of 15 independent brokerages that use our technology, which we refer to as our Powered by Zip network. Over the past year, we have gained significant experience serving our Powered by Zip customers. The terms on which we offer our technology vary among these brokerages because we are still developing, testing and building our business model, and because each brokerage is at a different stage of adoption and incorporation of the technology and services into their business. We currently evaluate each individual brokerage's performance using the same metrics that we do for our owned-and-operated brokerage, as well as other subjective measures such as the agents' experience and level of engagement with our technology.

We are developing new pricing schedules for our current offering, which is currently offered on an exclusive basis in any one metropolitan area. Additionally, our technology and product teams are developing new versions of the offering, including a version designed to serve multiple customers in the same metropolitan area nonexclusively, and a subscription model for real estate professionals. We are also in the process of developing a formal organizational structure for the Powered by Zip business and, within the next several quarters, we expect to hire managers and staff in sales, account management, operations and integration, and product development.

Customer Service Platform (Zap): Zap is the proprietary technological engine that drives our business. We continually upgrade Zap in response to feedback from consumers, real estate professionals, field leadership, and corporate management and staff. This year, we embarked upon an aggressive program to develop and deliver the most transformational change to Zap in over five years. To that end, in December 2012, we launched a transformational upgrade that made it even easier for REALTORS® to efficiently manage small and large contact pools with follow-up plans, that features a new intelligence engine that predicts client behaviors and their propensity to transact, and that is completely redesigned with an intuitive, stylized Web 2.0 sheen. We believe that adoption of the upgraded Zap in our owned-and-operated and Powered by Zip businesses will help improve agent productivity in 2013.

MARKET CONDITIONS AND TRENDS IN OUR BUSINESS

We compete in the domestic residential real estate market. For the past few years, this market has been negatively impacted by the significant correction in the total value of homesale transactions in 2005 and the deep economic recession that followed. The Federal Reserve responded to these events by implementing an extraordinary accommodation policy designed to improve economic activity. In 2012, the country experienced an increase in economic activity as measured by Gross Domestic Product (GDP). The U.S. Department of Commerce, Bureau of Economic Analysis (BEA) recently announced that GDP grew 2.2% in 2012 versus 1.8% in 2011. However, the BEA recently reported that real GDP grew at an annual rate of just 0.1% in the fourth quarter of 2012. There are signs that a recovery may be underway, but there are reasons to be cautious.

Macroeconomic forces: The current Federal Reserve monetary policy is one of the most significant economic variables affecting the real estate market. For the past few years, the Federal Reserve has been pursuing an accommodative monetary policy designed to spur economic growth. In 2012, perhaps in response to the continued perception that the pace of economic recovery was sluggish, the Federal Reserve messaged a direct connection between the federal funds rate and macroeconomic factors. Specifically, as detailed in the January 30, 2013 press release, the Federal Reserve stated its plan to maintain the federal funds rate at 0 to 0.25% until unemployment drops below 6.5%; long term inflation (defined as that rate projected for the twelve month period between one and two years in the future) rises above 2.5%, and projections of the inflation rate more than two years ahead remain consistent with the Federal Reserve's 2% inflation rate. This statement appears to be designed to message that the Federal Reserve is committed to keeping interest rates low until the domestic economy returns to the healthy economic parameters of unemployment below 6.5% and inflation at or below 2.0%.

This accommodative monetary policy continues to depress mortgage rates. According to Freddie Mac, in November and December 2012, the national average commitment for a 30-year, conventional, fixed-rate mortgage was 3.35%, the lowest rate on record. These low rates make housing more affordable for new entrants and existing homeowners who are able to refinance their mortgages and also encourages investors to purchase residential real estate for resale or rental.

In 2013, we believe that the health of the residential housing market will continue to be significantly affected by the availability of credit, inventory and shadow inventory levels, the pace at which banks process their foreclosure pipelines, and interest rates, as well as any significant change in unemployment levels. We cannot predict any changes in those macroeconomic forces, nor can we predict the combined impact of those changes on the residential real estate market.

Federal action: The federal government, state governments and related agencies have acted repeatedly to address the decline in the residential real estate market and the availability of home mortgage credit. Currently, under the Dodd-Frank Wall Street Reform Act, federal regulators must develop rules to discourage risky home mortgage lending practices by requiring lenders to retain 5% of the risk in the mortgages they originate, other than qualified residential mortgages, also known as QRMs, and other than mortgages that are backed by federally insured mortgage programs. Mortgages that do not meet these exemptions could carry higher interest rates or be less available to home buyers, which could dampen the housing market, particularly if the definition of a QRM is drawn narrowly. It is too soon to tell what the final rules will require. To the extent that governments and related agencies take actions to address the residential real estate market or the home mortgage market, there can be no assurance that those activities will have a positive, meaningful and lasting impact on either market, or that they will not result in unintended consequences.

Current residential real estate market conditions: Recent indicators of national residential real estate market include the following:

- *Volume*: According to the National Association of REALTORS®, or NAR, total sales in 2012 were the highest in five years. NAR's preliminary annual total for existing-home transactions in 2012 was 4.65 million, up 9.2 percent from 4.26 million in 2011. This volume level represented the highest level since 2007's transaction volume of 5.03 million. Further, the volume increase in 2012 was the highest since 2004. Persistently low mortgage interest rates seem to have played a large role in affecting sales volume, although inventory shortages and tight lending criteria may be limiting buying opportunities.
- *Price*: NAR's preliminary estimate of median existing-home price for the full year 2012 was $176,600, up 6.3 percent from $166,100 in 2011. This year-over-year increase represented the highest annual price gain since 2005, when the median price rose 12.4 percent. The price increase may have been due, in part, to a decrease in the percentage of national home sales that represented distressed properties, as well as inventory shortages.
- *Inventory*: NAR reported a December 2012 housing inventory level of 1.82 million homes, which it stated was approximately a 4.4-month supply at its estimated current sales pace. Once again, this level is the lowest since May of 2005, which is the year many consider to be at or near the peak of the housing boom. The sharp decrease in housing inventory is a recent phenomenon: Housing inventory dropped 21.6 percent over the past twelve months. Tight inventory supplies can distort the market by causing sharp price increases that are typically only sustainable over a short period of time.
- *Distressed Properties*: Currently, a significant percentage of our sales transaction volume is composed of distressed properties. Distressed properties are homes that are in foreclosure, are real estate owned, or REO, by the lending bank, government agency or government loan insurer after an unsuccessful sale as a foreclosure auction, or are "short sales," meaning a sale where the sale price is less than the loans or debt secured by the home listed for sale. In the fourth quarter of 2012, the percentage of our sales transactions composed of distressed properties in our owned-and-operated markets was approximately 26%, which was down from 37% in the fourth quarter of 2011 for those same markets. Distressed properties not only tend to sell at reduced prices, but they also tend to put downward pressure on the values of other homes for sale in the same and nearby neighborhoods. We expect distressed properties to continue to represent a significant portion of the residential real estate market and of our business for the foreseeable future.
- *Shadow Inventory*: "Shadow inventory" refers to distressed and other properties that have not yet been listed for sale, as well as properties that homeowners wish to sell, but will not sell at current market prices. For October 2012, CoreLogic, a leading provider of consumer, financial and property information, analytics and services to business and government, estimated shadow inventory at 2.3 million properties, which consisted of 1.04 million properties backed by loans classified as seriously delinquent, 903,000 properties with loans that were in some stage of foreclosure, and 354,000 properties that were REO. The CoreLogic report estimated that the October 2012 shadow inventory number fell by 12% year-over-year.

  Shadow inventory is problematic because it represents properties that would negatively impact the housing market if placed on the market for sale. The timing and volume of such action is driven by a wide range of variables including the financial health of the lender that holds the title, an owner's financial income, federal and state regulations on foreclosure and local government foreclosure moratoriums. It is impossible to accurately assess the current volume of shadow inventory and its future impact on the residential real estate market, particularly given the uncertainty surrounding the foreclosure processing delays instituted by many major mortgage lenders as they settle their disputes with regulators concerning their lending practices.

Fluctuations in quarterly profitability: We have experienced fluctuations in profitability from period to period. Our profitability has been impacted by various factors, including ongoing market challenges, government intervention, seasonality, market expansions and closures, and legal settlements such as the September 2012 settlement with the California DLSE discussed above.

Industry seasonality and cyclicality: The residential real estate brokerage market is influenced both by seasonal factors and by overall economic cycles. While individual markets vary, transaction volume nationally tends to increase progressively from January through the summer months, then to slow gradually over the last three to four months of the calendar year. Revenues in each quarter are significantly affected by activity during the prior quarter, given the typical 30 to 45-day time lag between contract execution and closing for traditional home purchases. For non-traditional sales, the time lag from contract execution to closing can be longer. We have been, and believe we will continue to be, influenced by overall market activity and seasonal forces. We generally experience the most significant impact in the first and fourth quarters of each year, when our revenues are typically lower relative to the second and third quarters as a result of traditionally slower home sales activity and reduced listings inventory between Thanksgiving and Presidents' Day.

The impact of seasonality can be masked by the general health of the residential real estate market at any given point in time, whether affected by macroeconomic events, periodic business cycles or other factors. Generally, when economic conditions are fair or good, the housing market tends to perform well. If the economy is weak, if interest rates dramatically increase, if mortgage lending standards tighten, or if there are disturbances such as terrorist attacks or threats, the outbreak of war or geopolitical uncertainties, the housing market likely would be negatively impacted.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements, and of those policies, we believe that the following accounting policies are the most critical to understand and evaluate our financial condition and results of operations.

Revenue recognition

Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service has been delivered and collectability of the resulting receivable is reasonably assured.

We derive the majority of our net revenues from commissions earned in our owned-and-operated residential real estate brokerage, and from commission referrals earned from brokers in our Powered by Zip network. We recognize commission based revenues upon closing of a sale and purchase transaction, net of any rebate, commission discount or transaction fee adjustment. These transactions typically do not have multiple deliverable arrangements.

Non-commission based revenues are derived primarily from marketing agreements with residential mortgage service providers, the sale of online advertising, lead referral fees and other revenues. We classify these revenues as marketing and other revenues. Marketing service revenues are recognized over the term of the agreements as the contracted services are delivered. Advertising revenues on contracts are recognized as impressions are delivered or as clicks are provided to advertisers. Advertising and marketing contracts may consist of multiple deliverables which generally include a blend of various impressions or clicks as well as other marketing deliverables. Revenues related to revenue sharing arrangements are recognized based on revenue reports received from our partners, provided that collectability is reasonably assured.

Internal-use software and website development costs

We account for internal-use software and website development costs, including the development of our customer service platform which we refer to as Zap, in accordance with the guidance set forth in the related accounting standards. We capitalize internal costs consisting of payroll and direct payroll-related costs of employees who devote time to the development of internal-use software, as well as any external direct costs. We amortize these costs over their estimated useful lives, which typically is 24 months. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized. The estimated life is based on management's judgment as to the product life cycle. We periodically evaluate the carrying value of capitalized internal-use software and website development costs for impairment when events and circumstances warrant such a review. As of December 31, 2012, we have not recorded any charges for impairment of capitalized internal-use software and website development costs to date.

Stock-based compensation

We follow the provisions of accounting standards for share-based payments, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees, consultants and directors, including employee stock options and employee stock purchases, based on estimated fair values. Under the fair value recognition provisions of the accounting standards, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense using the straight-line method over the requisite service period of the award.

We estimate the fair value of stock options using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility is based on the historical volatility of our common stock. The expected life of options is estimated by taking the average of the vesting term and the contractual term of the option. We estimate expected forfeitures based on various factors including employee class and historical experience. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised.

Income taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period adjusted for the change during the period in deferred tax assets and liabilities.

The accounting guidance for income taxes requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent historical results and our expectations for the future. Historically, we have recorded a valuation allowance on our deferred tax assets, the majority of which relate to net operating loss carryforwards and we maintain that a full valuation allowance should be accounted for against our net deferred tax assets at December 31, 2012.

Restructuring charges

In connection with our cost reduction initiatives, we record restructuring charges for employee termination costs, costs related to leased facilities to be abandoned or subleased, fixed asset impairments and other exit-related costs. Formal plans are developed and approved by management. Restructuring costs related to employee severance and related expenses are recorded when probable and estimable. Fixed assets impaired as a result of restructuring are typically accounted for as assets held for sale or abandoned. The recognition of restructuring charges requires us to make judgments and estimates regarding the nature, timing, and costs associated with the planned restructuring activity, including estimating sublease income and the fair value, less selling costs, of fixed assets being disposed of. Estimates of future liabilities may change, requiring us to record additional restructuring charges or to reduce or reverse the amount of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued liabilities to ensure their adequacy, that no excess accruals are retained and that the utilization of the provisions is for the intended purpose in accordance with the approved restructuring plan. In the event circumstances change and the provision is no longer required, the provision is reversed.

Litigation

We are involved in legal proceedings on an ongoing basis. Based upon our evaluation and consultation with outside counsel handling our defense in these matters and an analysis of potential results, we accrue for losses related to litigation if we determine that a loss is probable and it can be reasonably estimated. If only a range of estimated losses can be determined, then we record an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we record the low end of the range. Any such accrual is charged to expense in the appropriate period. We record litigation expenses in the period in which the litigation services were provided.

Recent accounting pronouncements

In December 2012, the FASB issued Accounting Standard Update ("ASU") No. 2011-11," Disclosure about Offsetting Assets and Liabilities." ASU 2011-11 will require the Company to disclose information about offsetting related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. The new guidance is effective for the Company's interim period ending March 3, 2013. The disclosures required are to be applied retrospectively for all comparative periods presented. The Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

In January 2013, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. The new guidance requires entities to present information regarding reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. The amendment becomes effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company has adopted this guidance during the year ended December 31, 2012. This guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows as it is an enhancement to current required disclosures.

RESULTS OF OPERATIONS

The following table summarizes certain financial data related to our operations for the periods indicated:

Statement of Operations Data	Year Ended December 31, 2012	2011	2010
	(In thousands, except per share amounts)		
Net revenues	$73,820	$85,149	$118,696
Operating costs and expenses			
Cost of revenues	40,661	45,757	67,185
Product development[(1)]	6,957	8,738	10,393
Sales and marketing	20,490	28,079	43,545
General and administrative	7,795	9,147	13,376
Litigation settlement charges (Note 6)	5,825	878	—
Restructuring charges, net	1,686	2,339	—
Total operating costs and expenses	83,414	94,938	134,499
Loss from operations	(9,594)	(9,789)	(15,803)
Interest income	22	58	253
Loss before income taxes	(9,572)	(9,731)	(15,550)
Provision for income taxes	106	—	—
Net loss	$(9,678)	$(9,731)	$(15,550)
Net loss per share:			
Basic and diluted	$ (0.47)	$ (0.47)	$ (0.76)
Weighted average common shares outstanding:			
Basic and diluted	20,641	20,543	20,510
(1) Amortization of internal-use software and website development costs included in product development	$ 1,156	$ 1,095	$ 1,117

The following table presents our operating results as a percentage of net revenue for the periods indicated:

Statement of Operations Data	Year Ended December 31, 2012	2011	2010
Net revenues	100.0%	100.0%	100.0%
Operating costs and expenses			
Cost of revenues	55.1	53.7	56.6
Product development[(1)]	9.4	10.3	8.7
Sales and marketing	27.8	33.0	36.7
General and administrative	10.6	10.7	11.3
Litigation settlement charges	7.9	1.0	—
Restructuring charges, net	2.3	2.7	—
Total operating costs and expenses	113.1	111.4	113.3
Loss from operations	(13.1)	(11.4)	(13.3)
Interest income	—	0.1	0.2
Loss before income taxes	(13.1)	(11.3)	(13.1)
Provision for (benefit from) income taxes	0.1	—	—
Net loss	(13.2)%	(11.3)%	(13.1)%

Comparison of the years ended December 31, 2012 and December 31, 2011
Other operating data[1]

	Year Ended December 31,		Increase (decrease)	Percent Change
	2012	2011		
Number of markets-same markets[2]	19	21	(2)	
Number of markets-total markets[2]	19	21	(2)	
Number of transactions closed during the period-same markets[3]	10,299	12,862	(2,563)	(19.9)%
Number of transactions closed during the period-total markets[3]	10,418	14,255	(3,837)	(26.9)%
Average net revenue per transaction-same markets[4]	$ 6,578	$ 5,693	885	15.5%
Average net revenue per transaction-total markets[4]	$ 6,577	$ 5,599	978	17.5%
Number of agents at end of the period-same markets	1,540	1,701	(161)	(9.5)%
Number of agents at end of the period-total markets	1,540	1,701	(161)	(9.5)%

(1) Other operating data includes our owned-and-operated markets only and excludes marketing and other revenue along with Powered by Zip revenue.

(2) Same markets operating data excludes markets closed as the result of our 2011 and 2012 restructuring plans. These plans included closing our owned-and-operated brokerage operations in selected underperforming markets and, in certain markets, transitioning operations to a third-party brokerage joining our Powered by Zip network. We closed our owned-and-operated brokerage offices in Fresno/Central Valley, Charlotte, Naples, Jacksonville, Miami, Palm Beach, Tampa, Hartford, Minneapolis, Virginia Beach, Atlanta, and Tucson during the quarter ended March 31, 2011 and we closed Philadelphia and Raleigh-Durham during the quarter ended December 31, 2011. Operations in Atlanta, Tucson, Raleigh, and Philadelphia were transitioned to our Powered by Zip network of third-party brokerages. Our brokerage operations in Salt Lake City were closed and transitioned to a brokerage in the Powered by Zip network during the quarter ended March 31, 2012. The Westchester/Bronx portion and the Long Island portion of our New York brokerage operations were transitioned to third-party brokerages in the Powered by Zip network during the quarter ended June 30, 2012 and September 30, 2012, respectively, and are excluded from the owned-and-operated data for all periods.

(3) The term "transaction" refers to each representation of a buyer or seller in a real estate purchase or sale.

(4) Average net revenue per transaction equals net transaction revenues divided by number of transactions with respect to each period.

Net revenues

Net transaction revenues consist primarily of commissions earned in our owned-and-operated residential real estate brokerage. Marketing and other revenues consist primarily of marketing agreements, lead generation, advertising and transaction referral commission, including commission referrals earned from brokers in our Powered by Zip network.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2012	2011		
	(In thousands)			
Net transaction revenues:				
Same market	$67,750	$73,224	$ (5,474)	(7.5)%
Closed market	766	6,585	(5,819)	(88.4)%
	68,516	79,809	(11,293)	(14.2)%
Marketing and other revenues	5,304	5,340	(36)	(0.7)%
Total net revenues	$73,820	$85,149	$(11,329)	(13.3)%

The decrease in our net transaction revenues of $11.3 million or 14.2% for the year ended December 31, 2012 compared to the year ended December 31, 2011 was driven primarily by a decrease in the number of transactions closed during the period of 3,837 or 26.9% compared to the last year. Transactions closed during the period on a same market basis were 10,299 compared to 12,862 last year, a decrease of 2,563 or 19.9%. We believe the decrease in same market transaction volume was attributable to the disruption to our business model and to our agent population from our restructuring and the conversion of our agents to independent contractors. The market continues to be impacted by weak economic conditions and reduced availability of mortgage financing, although, as noted above, there are signs that a recovery may be underway. Same market average net revenue per transaction for the period was $6,578 compared to $5,693 last year, an increase of $885 or 15.5%. We discontinued our commission rebate program during late summer 2011 resulting in lower cash rebates paid during the year which increased average net revenue per transaction in 2012 by approximately $600 compared to the prior year. The remaining increase in the same market average net revenue per transaction was due to the impact of higher average homesale prices and changes in our average commission rates.

The decrease in marketing and other revenues for the year ended December 31, 2012 compared to the year ended December 31, 2011 was attributable to a decrease in lead generation income and advertising revenue of approximately $0.5 million offset by an increase in transaction referrals, principally from brokers in our Powered by Zip network, of approximately $0.5 million.

We expect our net revenues will increase modestly in 2013 compared to 2012, driven by an increase in the overall number of transactions closed and an increase in the average net revenue per transaction. We also expect our marketing and other revenue will increase for 2013 primarily attributable to increased transaction commission referrals earned from brokers in our Powered by Zip network.

Cost of revenues

During the quarter ended March 31, 2011, we completed the transition of our agent force from an employee model to an independent contractor model. Under the employee model, our cost of revenues consisted principally of commissions, payroll taxes, benefits including health insurance, performance and tenure based award programs and agent expense reimbursements. Under the independent contractor model, our cost of revenues consists principally of commissions and related costs. Agent commissions are generally paid on net transaction revenues plus referral and other revenues generated by our agent.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Increase (decrease)	Percent Change
	(In thousands)			
Cost of revenues:				
Same markets	$40,291	$42,183	$(1,892)	(4.5)%
Closed markets	370	3,574	(3,204)	(89.6)%
Total	$40,661	$45,757	$(5,096)	(11.1)%

The decrease in cost of revenues for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily related to the overall decrease in net revenues on which we pay agent commissions. Same market cost of revenues for the year ended December 31, 2012 were $40.3 million compared to $42.2 million for the year ended December 31, 2011. Agent commissions decreased by approximately $1.9 million or 4.5%. Agent performance and tenure based programs, benefits and expense reimbursements decreased by approximately $0.2 million or 100.0% attributable to the transition of our agents to independent contractors who do not qualify for benefits and expense reimbursements and to the elimination of performance and tenure based programs as a component of agent compensation. Same market cost of revenues as a percentage of net transaction revenues was 58.6% in 2012 compared to 57.0% in 2011.

We expect our cost of revenues will increase in absolute dollars in 2013, compared to 2012, because of an expected increase in net revenues. Our cost of revenues move in relation to the market net revenues on which commissions are based and also increases or decreases as a result of the mix of commission rates paid to our agents.

Product development

Product development expenses include our information technology costs relating to the maintenance of our website, proprietary technology platforms and system infrastructure. These costs consist primarily of compensation and benefits, software, equipment and infrastructure costs consisting primarily of facilities, communications and other operating expenses. Product development expenses also include amortization of capitalized internal-use software and website development costs.

	Year Ended December 31,		Increase	Percent
	2012	2011	(decrease)	Change
	(In thousands)			
Product development	$6,957	$8,738	$(1,781)	(20.4)%

The decrease in product development expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 was due primarily to decreases in salaries and benefits of $1.1 million attributable to reductions in headcount, technology infrastructure costs of $0.6 million and depreciation of computer hardware and software expense of $0.1 million. As a percentage of net revenues, product development expenses decreased by 0.9% for the year ended December 31, 2012 compared to the year ended December 31, 2011.

We expect to continue enhancing tools and features on our website and technology platform for consumers and brokers in our Powered by Zip network and expect that our product development expenses will increase in 2013 in absolute dollars.

Sales and marketing

Sales and marketing expenses consist primarily of compensation and related costs for personnel engaged in sales, sales support and customer service as well as promotional, advertising and client acquisition costs.

	Year Ended December 31,		Increase	Percent
	2012	2011	(decrease)	Change
	(In thousands)			
Sales and marketing:				
Market level	$15,759	$22,537	$(6,778)	(30.1)%
Regional/corporate support and marketing	4,731	5,542	(811)	(14.6)%
Total	$20,490	$28,079	$(7,589)	(27.0)%

Market level sales and marketing expenses decreased for the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily as a result of closing markets and eliminating positions in our remaining markets attributable to our 2011 and 2012 restructuring. The decrease of $6.8 million or 30.1 % was principally attributable to decreases in salaries and benefits of $2.1 million, customer acquisition costs of $3.8 million, facilities and operating expenses of $0.7 million, travel of $0.1 million and depreciation of $0.1 million. Approximately $2.9 million of the overall decrease was attributable to operations of the closed markets. As a percentage of net revenues, market level sales and marketing expenses were 21.4% in 2012 compared to 26.5% in 2011.

Regional/corporate sales support and marketing expenses decreased by approximately $0.8 million and consisted primarily of decreased salaries and benefits of $1.0 million, travel of $0.1 million, depreciation of $0.1 million, consulting of $0.1 million and advertising of $0.1 million offset by increases in customer acquisition of $0.4 million and operating expenses of $0.1 million. As a percentage of net revenues, regional/corporate sales support and marketing expenses were approximately 6.4% in 2012 compared to 6.5% in 2011.

We expect our market level and regional/corporate sales and marketing expenses to increase in absolute dollars and as a percentage of net revenues for 2013 primarily as a result of our Powered by Zip expansion and associated sales and marketing activities.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, facilities and operating expenses related to our executive, finance, human resources, facilities and legal organizations, and fees for professional services. Professional services are principally comprised of outside legal, audit and tax services.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2012	2011		
	(In thousands)			
General and administrative	$7,795	$9,147	$(1,352)	(14.8)%

General and administrative expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 decreased by approximately $1.4 million or 14.8% which was primarily attributable to decreased salaries and benefits of $0.6 million due to reductions in headcount, operating expenses of $0.3 million, recruiting of $0.1 million and professional fees of $0.3 million. As a percentage of net revenues, general and administrative expenses were 10.6% for the year compared to 10.7% in the year ended December 31, 2011.

We expect our general and administrative expenses for 2013 will decrease in absolute dollars and as a percentage of net revenues primarily as a result of the full year impact of our 2012 restructuring and a reduction in anticipated legal fees.

Litigation settlement charges

Litigation settlement charges consist of settlement and claims expense for litigation associated with our former employee model for our agents which has since been transitioned to an independent contractor model and other non-core litigation settlements.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2012	2011		
	(In thousands)			
Litigation settlement charges, net (Note 6)	$5,825	$878	$4,947	563.2%

Litigation settlement charges for the year ended December 31, 2012 compared to the year ended December 31, 2011 increased by approximately $4.9 million or 563.2% and was primarily attributable to the settlement agreement we entered into with the State of California's Department of Labor Standards Enforcement, or DLSE, for a release of all its claims that we failed to pay our California real estate agents, who were at the time in question classified as employees, minimum wage and overtime mandated by California laws; see Note 6 of the Financial Statements.

Restructuring charges

	Year Ended December 31,		Increase (decrease)	Percent Change
	2012	2011		
	(In thousands)			
Restructuring charges, net	$1,686	$2,339	$(653)	(27.9)%

During the twelve months ended December 31, 2012, we implemented a cost reduction initiative which included reducing our workforce in our corporate sales support and administrative functions. The restructuring charge includes severance pay and related expenses of approximately $1.7 million. Adjustments to non-cash stock-based compensation expense resulting from expense reversals for unvested stock awards that were forfeited were not significant. At December 31, 2012, the aggregate outstanding restructuring liability was approximately $0.2 million which primarily relates to employee severance and related expenses and to non-cancelable lease costs we expect to pay over the remaining term of the leases, which end by the third quarter of 2016.

Some expenses required estimates, particularly those related to our ability and the timing of generating sublease income and terminating lease obligations, and may require future adjustments to the amount of the restructuring charge recorded. We expect to incur additional charges for these restructuring of less than $0.1 million in future periods.

Interest income

Interest income relates to interest we earn on our money market deposits and short-term investments.

	Year Ended December 31,		Increase	Percent
	2012	2011	(decrease)	Change
		(In thousands)		
Interest income	$22	$58	$(36)	(62.9)%

Interest income fluctuates as our cash equivalents and short-term investment balances change and applicable interest rates increase or decrease. The decrease in interest income for the year ended December 31, 2012, compared to the year ended December 31, 2011, was due primarily to lower interest rates earned on lower average balances. The lower interest rates were primarily attributable to overall decreases in market interest rates combined with maintaining higher money market account balances yielding lower interest rates as we decreased our short-term investments positions. The lower average balances were primarily attributable to cash used in our operating activities as a result of the losses incurred during the year.

Provisions for income taxes

	Year Ended December 31,		Increase	Percent
	2012	2011	(decrease)	Change
		(In thousands)		
Provisions for income taxes	$106	$—	$106	100%

Provision for income taxes for the year ended December 31, 2012 compared to the year ended December 31, 2011 increased by approximately $0.1 million attributable to state income tax obligations.

Comparison of the years ended December 31, 2011 and December 31, 2010

Other operating data

	Year Ended December 31,		Increase	Percent
	2011	2010	(decrease)	Change
Number of markets-same markets[2]	21	21	—	
Number of markets-total markets[2]	21	35	(14)	
Number of transactions closed during the period-same markets[3]	13,489	16,655	(3,166)	(19.0)%
Number of transactions closed during the period-total markets[3]	14,255	22,013	(7,758)	(35.2)%
Average net revenue per transaction-same markets [4]	$ 5,679	$ 5,549	130	2.3%
Average net revenue per transaction-total markets [4]	$ 5,599	$ 5,162	437	8.5%
Number of agents at end of the period-same markets	1,701	2,532	(831)	(32.8)%
Number of agents at end of the period-total markets	1,701	3,403	(1,702)	(50.0)%

(1) Other operating data includes our owned-and-operated markets only and excludes marketing and other revenue along with Powered by Zip revenue.

(2) Same markets operating data excludes markets closed as the result of restructurings during 2011. The restructurings included closing our owned-and-operated brokerage offices in fourteen markets and eliminating additional positions in field sales support, corporate sales support and administration. Our operations in Fresno/Central Valley, Charlotte, Naples, Jacksonville, Miami, Palm Beach, Tampa, Hartford, Minneapolis, Virginia Beach, Atlanta and Tucson were closed during the quarter ended March 31, 2011 and our operations in Philadelphia and Raleigh-Durham were closed during the quarter ended December 31, 2011.

(3) The term "transaction" refers to each representation of a buyer or seller in a real estate purchase or sale.

(4) Average net revenue per transaction equals net transaction revenues divided by number of transactions with respect to each period.

Net revenues

Net transaction revenues consist primarily of commissions earned in our owned-and-operated residential real estate brokerage. Marketing and other revenues consist primarily of marketing agreements, lead generation, advertising and transaction referral commission, including commission referrals earned from brokers in our Powered by Zip network.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Increase (decrease)	Percent Change
	(In thousands)			
Net transaction revenues:				
Net transaction revenue	$79,809	$113,637	$(33,828)	(29.8)%
Marketing and other revenues	5,340	5,059	281	5.5%
Total net revenues	$85,149	$118,696	$(33,547)	(28.3)%

The decrease in our net transaction revenues of $33.8 million or 29.8% for the year ended December 31, 2011 compared to the year ended December 31, 2010 was driven primarily by a decrease in the number of transactions closed during the period of 7,758 or 35.2%. Transactions closed during the period on a same market basis were 13,489 compared to 16,655 last year, a decrease of 3,166 or 19.0%. We believe the decrease in same market transaction volume was attributable to the impact of changes in our business model involving the conversion of our agents to independent contractors as well as continued weak economic conditions, reduced availability of mortgage financing and high unemployment. Same market average net revenue per transaction for the period was $5,679 compared to $5,549 last year, an increase of $130 or 2.3%. We discontinued our commission rebate program during late summer 2011 resulting in lower cash rebates paid during the year which increased average net revenue per transaction in 2011 by approximately $359. This increase was partially offset by the impact of lower average homesale prices, which decreased average net revenue per transaction by approximately $229. Average net revenue per transaction in 2011 continued to be impacted by a combination of market factors that also impacted 2010, including overall decreases in housing prices from previous years, the impact of foreclosure, bank real estate owned ("REO") and short sale transactions, typically at further reduced sales prices and ongoing reduced availability of consumer mortgage financing that particularly impacted the sale of higher priced housing

The increase in marketing and other revenues for the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily attributable to increased transaction referrals, principally from brokers in our Powered by Zip network of $0.3 million and $0.3 million of advertising income, offset by decreases in lead generation fees of $0.3 million.

Cost of revenues

Our cost of revenues consists principally of commissions, payroll taxes, benefits including health insurance, performance and tenure based award programs and agent expense reimbursements. Agent commissions are generally paid on net transaction revenues plus referral and other revenues generated by our agents.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Increase (decrease)	Percent Change
	(In thousands)			
Cost of revenues:				
Same markets	$43,947	$55,136	$(11,189)	(20.3)%
Closed markets	1,810	12,049	(10,239)	(85.0)%
Total	$45,757	$67,185	$(21,428)	(31.9)%

The decrease in cost of revenues for the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily related to the overall decrease in net revenues on which we pay agent commissions. Same market cost of revenues for the year ended December 31, 2011 were $43.9 million compared to $55.1 million for the year ended December 31, 2010. Agent commissions decreased by approximately $4.8 million or 9.8%. Agent performance and tenure based programs, benefits and expense reimbursements decreased by approximately $6.4 million or 97.6% attributable to the transition of our agents to independent contractors who do not qualify for benefits and expense reimbursements and to the elimination of performance and tenure based programs as a component of agent compensation. Same market cost of revenues as a percentage of net transaction revenues was 57.4% in 2011 compared to 59.7% in 2010.

Product development

Product development expenses include our information technology costs relating to the maintenance of our website, proprietary technology platforms and system infrastructure. These costs consist primarily of compensation and benefits, software and equipment and infrastructure costs consisting primarily of facilities, communications and other operating expenses. Product development expenses also include amortization of capitalized internal-use software and website development costs.

	Year Ended December 31,		Increase	Percent
	2011	2010	(decrease)	Change
	(In thousands)			
Product development	$8,738	$10,393	$(1,655)	(15.9)%

The decrease in product development expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010 was due primarily to decreases in salaries and benefits of $1.0 million attributable to reductions in headcount, technology infrastructure costs of $0.7 million and depreciation of computer hardware and software expense of $0.1 million partially offset by an increase in consulting fees of $0.2 million. As a percentage of net revenues, product development expenses increased by 1.5 percentage points for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Sales and marketing

Sales and marketing expenses consist primarily of compensation and related costs for personnel engaged in sales, sales support and customer service as well as promotional, advertising and client acquisition costs. These expenses have been categorized below between those incurred in our market offices and those expenses which are incurred by the regional and corporate support functions across all markets.

	Year Ended December 31,		Increase	Percent
	2011	2010	(decrease)	Change
	(In thousands)			
Sales and marketing:				
Market level	$22,538	$36,176	$(13,638)	(37.7)%
Regional/corporate support and marketing	5,541	7,369	(1,828)	(24.8)%
Total	$28,079	$43,545	$(15,466)	(35.5)%

Market level sales and marketing expenses decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily as a result of closing markets and eliminating positions in our remaining markets attributable to our 2011 restructuring. The decrease of $13.6 million or 37.7% was principally attributable to decreases in salaries and benefits of $5.5 million, customer acquisition costs of $6.2 million, facilities and operating expenses of $1.5 million, travel of $0.2 million and recruiting and training of $0.2 million. Approximately $7.6 million of the overall decrease was attributable to operations of the closed markets. As a percentage of net transaction revenues, market level sales and marketing expenses were 28.2% in 2011 compared to 31.8% in 2010.

Regional/corporate sales support and marketing expenses decreased by approximately $1.8 million and consisted primarily of decreased salaries and benefits of $1.1 million, operating expenses of $0.6 million and travel of $0.1 million. As a percentage of net revenues, regional/corporate sales support and marketing expenses were approximately 6.5% in 2011 compared to 6.2% in 2010.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, facilities and operating expenses related to our executive, finance, human resources, facilities and legal organizations, and fees for professional services. Professional services are principally comprised of outside legal, audit and tax services.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2011	2010		
	(In thousands)			
General and administrative	$9,147	$13,376	$(4,229)	(31.6)%

General and administrative expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010 decreased by approximately $4.2 million or 31.6% and were primarily attributable to decreased salaries and benefits of $3.1 million attributable to reductions in headcount, travel of $0.1 million, operating expenses of $0.5 million and professional fees of $0.5 million. Salaries and benefits for the year ended December 31, 2010 include expenses associated with the departure of our former Chief Executive Officer and President of approximately $0.6 million. As a percentage of net revenues, general and administrative expenses were 11.8% for the year compared to 11.3% in the year ended December 31, 2010.

Litigation settlement charges

Litigation settlement charges consist of settlement and claims expense for litigation associated with our former employee model for our agents which has since been transitioned to an independent contractor model and other non-core litigation settlements.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2011	2010		
	(In thousands)			
Litigation settlement charges, net (Note 6)	$878	$—	$878	100%

Litigation settlement charges for the year ended December 31, 2011 compared to the year ended December 31, 2010 increased by approximately $0.9 million and was primarily attributable to the settlements of claims for litigation associated with our former employee model for our agents which has since been transitioned to an independent contractor model.

Restructuring charges

	Year Ended December 31,		Increase (decrease)	Percent Change
	2011	2010		
	(In thousands)			
Restructuring charges, net	$2,339	$—	$2,339	100.0%

During the year ended December 31, 2011, we implemented a cost reduction initiative, including closing brokerage operations in fourteen markets and reducing our workforce in the remaining market brokerage operations as well as in our corporate sales support and administrative functions. The restructuring charges include lease obligation costs and other non-cash charges relating to lease terminations of approximately $0.9 million and severance pay and related expenses of approximately $1.4 million. Adjustments to non-cash stock-based compensation expense resulting from expense reversals for unvested stock awards that were forfeited were not significant. At December 31, 2011, the aggregate outstanding restructuring liability was approximately $0.4 million, most of which relates to non-cancelable lease costs we expect to pay over the remaining term of the leases, which end by the third quarter of 2016.

Some expenses required estimates, particularly those related to our ability and the timing of generating sublease income and terminating lease obligations, and may require future adjustments to the amount of the restructuring charge recorded.

Interest income

Interest income relates to interest we earn on our money market deposits and short-term investments.

	Year Ended December 31,		Increase (decrease)	Percent Change
	2011	2010		
	(In thousands)			
Interest income	$58	$253	$(195)	(77.0)%

Interest income fluctuates as our cash equivalents and short-term investment balances change and applicable interest rates increase or decrease. The decrease in interest income for the year ended December 31, 2011, compared to the year ended December 31, 2010, was due primarily to lower interest rates earned on lower average balances. The lower interest rates were primarily attributable to overall decreases in market interest rates combined with maintaining higher money market account balances yielding lower interest rates as we decreased our short-term investments positions. The lower average balances were primarily attributable to cash used in our operating activities as a result of the losses incurred during the year.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity for 2012 were our cash, cash equivalents and short-term investments. As of December 31, 2012 and 2011, we had cash, cash equivalents and short-term investments at fair value of $12.9 million and $22.1 million, respectively. We had no bank debt, line of credit or equipment facilities at December 31, 2012 and 2011.

Operating activities

Our operating activities used cash in the amount of $7.3 million, $8.3 million and $9.4 million in the years ended December 31, 2012, 2011 and 2010, respectively. Cash used in the year ended December 31, 2012 resulted primarily from a net loss of $9.7 million partially offset by $1.8 million of depreciation and amortization, $1.2 million of non-cash stock-based compensation expense and net changes in working capital. Cash used in the year ended December 31, 2011 resulted primarily from a net loss of $9.7 million partially offset by $2.0 million of depreciation and amortization, $1.6 million of non-cash stock-based compensation expense and net changes in working capital. Cash used in the year ended December 31, 2010 resulted primarily from a net loss of $15.6 million partially offset by $2.2 million of depreciation and amortization, $3.7 million of non-cash stock-based compensation expense and net changes in working capital.

Our primary source of operating cash flow is the collection of our net commission income from escrow companies or similar intermediaries in the real estate transaction closing process offset by cash payments for agent commissions and related costs as well as for product development, sales and marketing and general and administrative costs including employee compensation, benefits, client acquisition costs and other operating expenses. Due to the structure of our commission arrangements, our accounts receivable are settled in cash on a short-term basis and our accounts receivable balances at period end have historically been significantly less than one month's net revenues.

Investing activities

Our investing activities provided cash of $7.5 million and $7.6 million for the years ended December 31, 2012 and 2011, respectively, and used cash of $0.9 million in the year ended December 31, 2010. Cash provided for the years ended December 31, 2012 and 2011 primarily represents the net proceeds from the sale and purchase of short-term investments offset by the purchase of property and equipment, including amounts expended for internal-use software and website development costs. Cash used for the year ended December 31, 2010 primarily represents the purchase of property and equipment, including amounts expended for internal-use software and website development costs offset by the net proceeds from the sale and purchase of short-term investments.

Currently, we expect our 2013 capital expenditures to be approximately $2.0 million primarily attributable to amounts capitalized for internal-use software and website development costs as well as expenditures for increased server capacity and software. In the future, our ability to make significant capital investments may depend on our ability to generate cash flow from operations and to obtain adequate financing, if necessary and available.

Financing activities

Our financing activities provided cash of $0.1 million in the year ended December 31, 2012, primarily from stock option exercises, and provided cash of an insignificant amount in the year ended December 31, 2011. The use of cash of $0.1 million for the year ended December 31, 2010 primarily represents the repurchase of shares of our common stock in connection with the payment of withholding and payroll taxes due upon vesting of employee restricted stock awards.

Future needs

We believe that our current cash, cash equivalents and short-term investments will be sufficient to fund cash used in our operations, restructurings and capital expenditures for at least the next twelve months. Our future capital requirements will depend on many factors, including our level of investment in technology and online marketing initiatives, our rate of growth in our local markets and in expanding our Powered by Zip broker referral network and possible litigation settlements and legal fees. Although there are signs that an economic recovery may be underway, if the recent depressed macroeconomic environment and residential real estate market continues without recovering or worsens, we may have a greater need to fund our business by using our cash, cash equivalent and short-term investment balances, which could not continue indefinitely without raising additional capital.

We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business and results of operations will likely suffer.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We lease office space under non-cancelable operating leases with various expiration dates through July 2017. The following table provides summary information concerning our future contractual obligations and commitments at December 31, 2012.

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
			(In thousands)		
Operating lease commitments	$1,747	$2,531	$1,307	$—	$5,585

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off balance-sheet arrangements, other than the indemnification agreements discussed in Note 6 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

See "Recent Accounting Pronouncements" in Note 1 "The Company and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

NON-GAAP MEASURE

The table below shows the trend of Adjusted EBITDA as a percentage of revenue for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net revenue	$73,820	$85,149	$118,696
Adjusted EBITDA	$ 823	$ (2,988)	$ (9,903)
Adjusted EBITDA margin	1.1%	(3.5)%	(8.3)%

We present Adjusted EBITDA, a non-GAAP financial measure, as a supplemental measure of our performance. We believe Adjusted EDITDA provides useful information regarding the operating results of our core business activity and prospects for the future. We define Adjusted EBITDA as net income (loss) less interest income plus interest expense, provision for (benefit from) income taxes, depreciation and amortization expense, stock-based compensation and further adjusted to eliminate the impact of certain items that we do not consider reflective of our ongoing core operating performance including litigation settlement charges associated with our former model for our agents, which has since been transitioned from an employee to an independent contractor model.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are reflective of our core operating performance. In addition, we use Adjusted EBITDA to evaluate our financial results and business strategies, develop budgets, manage expenditures and as a factor in evaluating management's performance when determining incentive compensation.

Our use of Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;
- Adjusted EBITDA does not reflect any cash requirements for such replacements; non-cash stock-based compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;
- Adjusted EBITDA does not reflect the impact of certain cash charges or credits resulting from matters we consider not to be reflective of our core ongoing operations; and
- Other companies, including companies in our industry, may calculate Adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. When evaluating our performance, Adjusted EBITDA should be considered alongside other financial measures, including net income and our other GAAP results.

The following is a reconciliation of Adjusted EBITDA to the most comparable GAAP measure, net loss, for the years ended December 31, 2012, 2011 and 2010:

Reconciliation of non-GAAP Adjusted EBITDA to net income (loss)	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net loss	$(9,678)	$(9,731)	$(15,550)
Add back:			
Interest income	(22)	(58)	(253)
Provision for income taxes	106	—	—
Depreciation and amortization	1,807	1,974	2,228
Stock-based compensation expense	1,179	1,610	3,672
Restructuring charges, net[1]	1,606	2,339	—
Litigation settlement charges(non-core-operating)[2]	5,825	878	—
Non-GAAP Adjusted EBITDA	$ 823	$(2,988)	$ (9,903)

(1) Restructuring charges, net for Adjusted EBTIDA reconciliation purposes excludes $80,000 of non-cash stock based compensation expense associated with a modification of certain awards previously granted to employees affected by the restructuring which are reflected in the stock-based compensation expense line.

(2) Litigation settlement charges (non-core operations) represents amounts we consider not reflective of our core ongoing operations and includes settlement and claim expense for litigation associated with our former model for our agents which has since been transitioned from an employee to an independent contractor model.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk:*

Interest rate sensitivity

Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. We believe this investment policy is prudent, and helps to reduce, but does not prevent, loss of principal, and results in minimal interest rate exposure on our investments.

As of December 31, 2012, our cash and cash equivalents consisted primarily of money market funds and our short-term investments consisted primarily of highly liquid interest-bearing securities. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities and short-term investments are carried at fair value. The amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are fixed income investments. If market interest rates were to increase or decrease immediately and uniformly by 10% from levels at December 31, 2012, there would be a negligible increase or decline in fair market value of the portfolio.

Exchange rate sensitivity

We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as we do not have any sales or expenses denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

Item 8. ***Financial Statements and Supplementary Data:***

Financial Statements Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ZipRealty, Inc.,

We have audited the accompanying consolidated balance sheet of ZipRealty, Inc. (the "Company") as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the year then ended. Our audit also included the consolidated financial statement schedule as of and for the year ended December 31, 2012, listed in the index at Item 15 in Schedule II. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZipRealty, Inc. as of December 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule as of and for the year ended December 31, 2012, when considered in relation to the basic consolidated financials taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Moss Adams LLP

San Francisco, California
March 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and stockholders of ZipRealty, Inc.,

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of ZipRealty, Inc. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended December 31, 2011 listed in the index appearing under Item 15(a)2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 9, 2012

ZIPREALTY, INC

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	Year Ended December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,921	$ 12,634
Short-term investments	—	9,501
Accounts receivable, net of allowance of $15 and $35, respectively	1,496	1,209
Prepaid expenses and other current assets	1,763	2,002
Total current assets	16,180	25,346
Restricted cash	500	500
Property and equipment, net	2,387	2,211
Other assets	362	239
Total assets	$ 19,429	$ 28,296
LIABLITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 823	$ 1,096
Accrued expenses and other current liabilities	4,293	4,337
Accrued restructuring charges, current portion	221	250
Total current liabilities	5,337	5,683
Other long-term liabilities	592	781
Total liabilities	5,929	6,464
Commitment and contingencies (Note 6)		
Stockholders' equity		
Common stock: $0.001 par value; 100,000 shares authorized: 24,303 and 24,167 shares issued and 20,692 and 20,565 outstanding, respectively	24	24
Additional paid-in capital	159,430	158,080
Accumulated other comprehensive loss	—	(3)
Accumulated deficit	(128,334)	(118,656)
Treasury stock, at cost: 3,610 and 3,602 shares, respectively	(17,620)	(17,613)
Total stockholders' equity	13,500	21,832
Total liabilities and stockholders' equity	$ 19,429	$ 28,296

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Net revenues	$73,820	$85,149	$118,696
Operating costs and expenses:			
Cost of revenues	40,661	45,757	67,185
Product development[(1)]	6,957	8,738	10,393
Sales and marketing	20,490	28,079	43,545
General and administrative	7,795	9,147	13,376
Litigation settlement charges (Note 6)	5,825	878	—
Restructuring charges, net	1,686	2,339	—
Total operating costs and expenses	83,414	94,938	134,499
Loss from operations	(9,594)	(9,789)	(15,803)
Interest income	22	58	253
Loss before income taxes	(9,572)	(9,731)	(15,550)
Provision for (benefit from) income taxes	106	—	—
Net loss	$ (9,678)	$ (9,731)	$ (15,550)
Net loss per share:			
Basic and diluted	$ (0.47)	$ (0.47)	$ (0.76)
Weighted average common shares outstanding:			
Basic and diluted	20,641	20,543	20,510
(1) Amortization of internal-use software and website development costs included in product development	$ 1,156	$ 1,095	$ 1,117

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Comprehensive Income:			
Net loss	$(9,678)	$(9,731)	$(15,550)
Change in accumulated unrealized gain (loss) on available-for-sale securities, net of tax	3	(16)	166
Comprehensive loss	$(9,675)	$(9,747)	$(15,384)

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid in Capital	Common Stock Warrants Amount	Accumulated Others Comprehensive Loss	Accumulated Deficit Amount	Treasury Stock		Total Stockholders Equity
	Shares	Amount					Shares	Amount	
Balance at December 31, 2009	20,445	$24	$152,440	$ 4	$(153)	$ (93,375)	3,485	$(17,310)	$ 41,630
Issuance of common stock upon exercise of stock options	130	—	159	—	—	—	—	—	159
Issuance of restricted common stock	76	—	—	—	—	—	—	—	—
Expiration of commons stock warrants	—	—	4	(4)	—	—	—	—	—
Stock-based compensation expense	—	—	3,781	—	—	—	—	—	3,781
Acquisition of treasury stock	(110)	—	—	—	—	—	110	(285)	(285)
Net loss	—	—	—	—	—	(15,550)	—	—	(15,550)
Unrealized loss on available for sale securities, net of tax	—	—	—	—	166	—	—	—	166
Balances, December 31, 2010	20,541	$24	$156,384	$—	$ 13	$(108,925)	3,595	$(17,595)	$ 29,901
Issuance of common stock upon exercise of stock options	31	—	35	—	—	—	—	—	35
Issuance of restricted common stock	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	1,661	—	—	—	—	—	1,661
Acquisition of treasury stock	(7)	—	—	—	—	—	7	(18)	(18)
Net loss	—	—	—	—	—	(9,731)	—	—	(9,731)
Unrealized loss on available for sale securities, net of tax	—	—	—	—	(16)	—	—	—	(16)
Balances, December 31, 2011	20,565	$24	$158,080	$—	$ (3)	$(118,656)	3,602	$(17,613)	$ 21,832
Issuance of common stock upon exercise of stock options	120	—	144	—	—	—	—	—	144
Issuance of restricted common stock	15	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	1,206	—	—	—	—	—	1,206
Acquisition of treasury stock	(8)	—	—	—	—	—	8	(7)	(7)
Net loss	—	—	—	—	—	(9,678)	—	—	(9,678)
Unrealized gain on available for sale securities, net of tax	—	—	—	—	3	—	—	—	3
Balances, December 31, 2012	20,692	$24	$159,430	$—	$ —	$(128,334)	3,610	$(17,620)	$ 13,500

The accompanying notes are an integral part of these consolidated financial statements.

ZIPREALTY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	$ (9,678)	$ (9,731)	$(15,550)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,807	1,952	2,198
Amortization of intangible assets	—	22	30
Stock-based compensation expense	1,179	1,610	3,672
Non-cash restructuring charges	3	59	—
Provision for doubtful accounts	(15)	(68)	74
Amortization (accretion) of short-term investment premium (discount)	44	164	626
Loss on disposal of property and equipment	11	127	120
Changes in operating assets and liabilities:			
Accounts receivable	(272)	818	(430)
Prepaid expenses and other current assets	234	121	603
Other assets	(123)	19	119
Accounts payable	(273)	(1,179)	655
Accrued expenses and other current liabilities	(44)	(3,113)	(1,319)
Accrued restructuring charges, current portion	(29)	250	—
Other long-term liabilities	(189)	602	(148)
Net cash used in operating activities	(7,345)	(8,347)	(9,350)
Cash flows from investing activities:			
Restricted cash	—	(110)	(280)
Purchases of short-term investments	—	(14,565)	(5,174)
Proceeds from maturity of short-term investments	9,460	23,582	4,163
Proceeds from sale of short-term investments	—	250	2,000
Purchases of property and equipment	(1,980)	(1,586)	(1,577)
Proceeds on property and equipment	15	—	—
Net cash provided by (used in) investing activities	7,495	7,571	(868)
Cash flows from financing activities:			
Proceeds from stock option exercises	144	35	159
Acquisition of treasury stock	(7)	(18)	(285)
Net cash provided by (used in) financing activities	137	17	(126)
Net increase (decrease) in cash and cash equivalents	287	(759)	(10,344)
Cash and cash equivalents at beginning of period	12,634	13,393	23,737
Cash and cash equivalents at end of period	$12,921	$ 12,634	$ 13,393
Supplemental cash flow information			
Non-cash investing and financing activities:			
Cash paid for taxes	$ 53	$ —	$ —
Recognition of additional paid-in-capital from common stock warrants due to exercise or expiration of common stock warrants	$ —	$ —	$ 4
Stock-based compensation capitalized in internal-use-software and website development costs	$ 27	$ 51	$ 63

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

ZipRealty, Inc. (the "Company"), was incorporated in California in January 1999 and reincorporated in Delaware in August 2004. The Company provides an online marketing and sales system for residential real estate professionals. The Company's owned-and-operated brokerages and its Powered by Zip network of third-party brokerages offer brokerage services through their agents, utilizing this system, to buyers and sellers in residential real estate transactions.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and reflect the elimination of intercompany accounts and transactions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period's presentation. Effective for the year ended December 31, 2011, for income statement presentation purposes, amortization of internal-use software and website development costs was reclassified from cost of revenues to product development. Accordingly, $1,117,000 has been reclassified from cost of revenues to product development for the year ended December 31, 2010. Effective for the year ended December 31, 2012, for income statement presentation purposes, litigation settlement charges associated with our former employee model for our agents which has since been transitioned to an independent contractor model were reclassified from general and administrative to litigation settlement charges in the accompanying statement of operations. Accordingly, $878,000 has been reclassified from general and administrative to litigation settlement charges for the year ended December 31, 2011.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding plus, if dilutive, potential common shares outstanding during the period. Potential common shares are composed of incremental shares of common stock issuable upon the exercise of potentially dilutive stock options, warrants and unvested restricted stock.

Revenue recognition

Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service has been delivered, and collectability of the resulting receivable is reasonably assured.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on vendor specific objective evidence ("VSOE") or third-party evidence

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

("TPE") if VSOE is not available. The new standard provides additional flexibility to utilize best estimate of selling price ("BESP") if neither VSOE nor TPE is available. BESP is generally based on the selling prices of the various elements when they are sold to customers of a similar nature and geography on a stand-alone basis or an estimated stand-alone pricing when the element has not previously been sold stand-alone. These estimates are generally based on pricing strategies, market factors and strategic objectives.

The Company adopted this accounting standard on January 1, 2011 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on the Company's revenue recognition for multiple deliverable arrangements, consolidated financial position, results of operations and cash flows for the year ended December 31, 2011.

Commission Revenue

The Company derives the majority of its revenue from commissions earned as agents in residential real estate transactions and from commission referrals earned from its network of third-party brokerages. Commission revenue is recognized upon closing of a transaction, net of any rebate or commission discount or transaction fee adjustment. These transactions typically do not have multiple deliverables.

Non-Commission Revenue

Non-commission revenues are derived primarily from marketing agreements with residential mortgage service providers, the sale of online advertising, lead referral fees and other revenues. Marketing service revenues are recognized over the term of the agreements as the contracted services are delivered. Advertising revenues on contracts are recognized as impressions are delivered or as clicks are provided to advertisers. Advertising and marketing contracts may consist of multiple deliverables which generally include a blend of various impressions or clicks as well as other marketing deliverables. Revenues related to revenue sharing arrangements are recognized based on revenue reports received from our partners, provided that collectability is reasonably assured.

Cost of revenues

Cost of revenues consists of agent and broker commissions and related costs. During the last half of the year ended December 31, 2010 and the first quarter of the year ended December 31, 2011, the Company converted its agent force from an employee model to an independent contractor model. Under the employee model, cost of revenues consisted principally of commissions, payroll taxes, benefits including health insurance, performance and tenure based award programs and agent expense reimbursements. Under the independent contractor model, cost of revenues consists principally of commissions and related costs. Agent commissions are generally paid on transaction revenues plus referral and other revenues generated by our agents.

Cash and cash equivalents

The Company considers all highly liquid investments with remaining maturities at the date of purchase of three months or less to be cash equivalents. At December 31, 2012 and 2011, $7,957,000 and $7,672,000, respectively, of money market funds, the fair value of which approximates cost, are included in cash and cash equivalents.

Short-term investments

The Company classifies fixed income securities with a maturity of over twelve months from the balance sheet date as short-term investments based on the funds being available for use in current operations, if needed. To date all fixed income securities have been classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with unrealized gains or losses, net of tax effects, included in accumulated other comprehensive income (loss) in the consolidated accompanying financial statements. Interest and amortization of premiums and accretion of discounts on fixed income securities are included in other income (expense), net, in the accompanying consolidated financial statements. Realized gains and losses are calculated using the specific identification method.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses and other current liabilities, approximate their fair values due to their short maturities.

Concentration of credit risk, significant customers and significant suppliers

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments, accounts receivable and restricted cash.

The Company deposits its cash, cash equivalents and short-term investments with financial institutions that management believes to be of high credit quality, and these deposits may on occasion exceed federally insured limits. At December 31, 2012, substantially all of the Company's cash, cash equivalents, and short-term investments were managed, on behalf of the Company and, in accordance with its investment policy, by one financial institution. The fair values of these short-term investments are subject to fluctuations based on market prices.

The Company's accounts receivable are derived from commissions earned which are due from escrow and other residential real estate transfer agents and from non-commission revenues including marketing agreements, advertising, lead referrals and other revenue. These accounts receivable are typically unsecured. Allowances for doubtful accounts are provided for in the financial statements and have been within management's expectations. No escrow or other transfer agent accounted for 10% or more of the accounts receivable at December 31, 2012 or 2011.

The Company derived 42%, 37% and 31% of its net transaction revenues during the years ended December 31, 2012, 2011 and 2010, respectively, in the State of California. No customer accounted for more than 10% of net revenues in 2012, 2011 or 2010.

The Company generates leads for its agents through many sources, including leads from third parties with which the Company has only non-exclusive, short-term agreements that are generally terminable on little or no notice and with no penalties. The cost of these leads is included in sales and marketing expenses. The Company's largest third-party paid lead source, Google, generated approximately 33%, 22% and 20% of the Company's leads in 2012, 2011 and 2010, respectively. Commission Junction, a competitor for online customer acquisition, generated 12% in 2012 and less than 10% in 2011 and 2010, respectively, while HomeGain, Inc., also competitor for online customer acquisition, generated less than 10% in 2012 and approximately 15% and 12% of the Company's leads during 2011 and 2010, respectively.

Property and equipment

Property and equipment are stated at cost. Leasehold improvements are amortized on the straight-line basis over the shorter of the lease period or their estimated useful lives. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Computer hardware and software	2 to 3 years
Furniture, fixtures and equipment	4 to 5 years
Leasehold improvements	Shorter of the lease period or estimated useful life

When assets are sold or retired, the cost and accumulated depreciation and amortization are eliminated from the accounts, and any resulting gains or losses are recorded in operations in the period realized. Maintenance and repairs are expensed as incurred. Expenditures that substantially increase an asset's useful life or improve an asset's functionality are capitalized.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Leasehold improvements made by the Company and reimbursable by the landlord as tenant incentives are recorded by the Company as leasehold improvement assets and amortized over the shorter of the lease period or estimated useful life. The incentives from the landlord are recorded as deferred rent and amortized as reductions to rent expense over the lease term. Deferred rent of $50,000, $45,833 and $86,000 was amortized as a reduction of rent expense in 2012, 2011 and 2010, respectively. At December 31, 2012 and 2011, the deferred rent balance attributable to these incentives totaled $229,000 and $279,000, respectively.

Impairment of long-lived assets

In accordance with the accounting guidance for the impairment or disposal of long-lived assets, the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. Through December 31, 2012, the Company has not recorded any charges for impairment of long-lived assets.

Stock-based compensation

The Company follows the accounting guidance for share-based payments which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees, consultants and directors, including employee stock options and employee stock purchases, based on estimated fair values. Under the fair value recognition provisions of the accounting standards, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense using the straight-line method over the requisite service period of the award.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility is based on the historical volatility of the Company's common stock and consideration of other relevant factors such as the volatility assumptions of guideline companies. The expected life of options is estimated by taking the average of the vesting term and the contractual term of the option. The Company estimates expected forfeitures based on various factors including employee class and historical experience. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised.

Internal-use software and website development costs

The Company accounts for its internal-use software and website development costs in accordance with the applicable accounting guidance. Costs incurred in the planning stage are expensed as incurred while costs incurred in the application and infrastructure stage are capitalized, assuming such costs are deemed to be recoverable. Costs incurred in the operating stage are expensed as incurred except for the costs of fees paid for cancelable maintenance contracts for internal use software purchased from third-party vendors. The costs of these fees incurred during the operating phase are recognized on a ratable basis over the period of expected economic benefit, which generally coincides with the contractual service period. The planning stage ends when the functional specifications for a release are complete. Costs incurred relating to architecture design and coding that result in additional functionality are capitalized in the application and infrastructure stage. These costs principally relate to payroll costs for employees directly involved in the development process. Capitalized internal-use software costs, included in property and equipment, are amortized over the software's useful life, which is generally estimated to be 24 months. Capitalized internal-use software and website development costs are amortized to product development. Costs incurred in connection with the research and development of the Company's product and technology are expensed as incurred to product development.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company capitalized $1,304,072 and $1,297,000 in internal-use software costs during the years ended December 31, 2012 and 2011, respectively. Amortization expense totaled $1,156,000, $1,095,000 and $1,117,000 during the years ended December 31, 2012, 2011 and 2010, respectively. The amount of unamortized internal-use software costs at December 31, 2012 and 2011 was $1,329,000 and $1,289,000, respectively.

Advertising costs

The costs of advertising are expensed as incurred. Advertising expense was $181,000, $356,000, and $1,586,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Such expense is included in sales and marketing expense in the Company's consolidated statements of operations.

Income taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period adjusted for the change during the period in deferred tax assets and liabilities.

Comprehensive loss

Comprehensive income (loss) is the sum of net income (loss) and unrealized gains (losses) on available-for-sale securities. Unrealized gains (losses) on investments are excluded from net income (loss) and are reported in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Restructuring charges

In connection with the Company's cost reduction initiatives, it records restructuring charges for employee termination costs, costs related to leased facilities to be abandoned or subleased, fixed asset impairments and other exit-related costs. Formal plans are developed and approved by management. Restructuring costs related to employee severance and related expenses are recorded when probable and estimable. Fixed assets impaired as a result of restructuring are typically accounted for as assets held for sale or abandoned. The recognition of restructuring charges requires the Company to make judgments and estimates regarding the nature, timing, and costs associated with the planned restructuring activity, including estimating sublease income and the fair value, less selling costs, of fixed assets being disposed of. Estimates of future liabilities may change, requiring the Company to record additional restructuring charges or to reduce or reverse the amount of liabilities already recorded. At the end of each reporting period, management evaluates the remaining accrued liabilities to ensure their adequacy, that no excess accruals are retained and that the utilization of the provisions is for the intended purpose in accordance with the approved restructuring plan. In the event circumstances change and the provision is no longer required, the provision is reversed.

Litigation settlement charges

The Company is involved in legal proceedings on an ongoing basis. Based upon management's evaluation and consultation with outside counsel handling its defense in these matters and an analysis of potential results, losses related to litigation are accrued if it is determined that a loss is probable and can be it reasonably estimated. If only a range of estimated losses can be determined, then we record an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we record the low end of the range. Any such accrual is charged to expense in the appropriate period. The Company records litigation defense expenses in the period in which the litigation services were provided and are included in the general and administrative line of the consolidated statements of operations.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Segment reporting

Under the accounting standards for reporting information about operating segments in a company's financial statements, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Company's Chief Executive Officer), or decision making group, in deciding how to allocate resources and in assessing performance. The Company operates as one segment and in one geographic area, the United States of America.

Recent accounting pronouncements

In December 2012, the FASB issued Accounting Standard Update ("ASU") No. 2011-11," Disclosure about Offsetting Assets and Liabilities". ASU 2011-11 will require the Company to disclose information about offsetting related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. The new guidance is effective for the Company's interim period ending March 3, 2013. The disclosures required are to be applied retrospectively for all comparative periods presented. The Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

In January 2013, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. The new guidance requires entities to present information regarding reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. The amendment becomes effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company has adopted this guidance during the year ended December 31, 2012. This guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows as it is an enhancement to current required disclosures.

2. BALANCE SHEET COMPONENTS

Restricted cash

The Company's restricted cash balance at December 31, 2012 was $500,000 which serves as collateral to a commercial card agreement of $300,000 and a letter of credit issued as a security deposit in connection with a facility lease agreement of $200,000. The letter of credit expires in July 2013. The restricted cash balance at December 31, 2011 was $500,000 which served as collateral to a commercial card agreement of $300,000 and a letter of credit issued as a security deposit in connection with a facility lease agreement of $200,000.

Property and equipment, net

Property and equipment, net consisted of the following:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Computer hardware and software	$ 9,095	$ 8,637
Furniture, fixture and equipment	1,938	2,017
Leasehold improvements	1,656	1,552
	12,689	12,206
Less: accumulated depreciation and amortization	(10,302)	(9,995)
Property and equipment, net	$ 2,387	$ 2,211

ZIPREALTY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BALANCE SHEET COMPONENTS – (continued)

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was approximately $1,807,000, $1,952,000 and $2,198,000, respectively.

Included in property and equipment at December 31, 2012 and 2011 is approximately $7,789,266 and $6,222,000, respectively, of fully depreciated property and equipment still in use.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	Year Ended, December 31	
	2012	2011
	(In thousands)	
Accrued compensation	$1,073	$1,357
Accrued agent commissions	1,423	1,253
Accrued marketing	863	635
Accrued litigation settlement	227	359
Accrued professional fees	188	230
Other accrued expenses	519	503
	$4,293	$4,337

Other long-term liabilities

Other long-term liabilities consisted of the following:

	Year Ended, December 31	
	2012	2011
	(In thousands)	
Deferred rent	$592	$602
Accrued restructuring	—	166
Other long term liabilities	—	13
	$592	$781

3. SHORT-TERM INVESTMENTS AND FAIR VALUE MEASUREMENTS

Short-term investments

At December 31, 2012 and 2011, the Company held the following short-term investments which were classified as available-for-sale securities, except for restricted cash, and were reported at fair value.

	Year Ended December 31, 2012				Year Ended December 31, 2011			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)				(In thousands)			
Money Market funds	$7,957	$—	$—	$7,957	$10,320	$—	$—	$10,320
Certificates of deposits	—	—	—	—	250	—	—	250
Corporate obligations	—	—	—	—	1,745	—	—	1,745
US Government sponsored obligations	—	—	—	—	4,861	—	(3)	4,858
Total	$7,957	$—	$—	$7,957	$17,176	$—	$(3)	$17,173

3. SHORT-TERM INVESTMENTS AND FAIR VALUE MEASUREMENTS – (continued)

	Year December 31,	
	2012	2011
	(In thousands)	
Recorded as:		
Cash equivalents	$7,957	$ 7,672
Short-term investments	—	9,501
Total	$7,957	$17,173

At December 31, 2012 and 2011, the Company did not have any investments with a significant unrealized loss position. The Company evaluates its investments periodically for possible other-than-temporary impairment and records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date, if appropriate. The Company considers various factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The evaluation of asset-backed securities involves many factors including, but not limited to, lien position, loan to value ratios, fixed vs. variable rate, amount of collateralization, delinquency rates, credit support, and servicer and originator quality. Based on its evaluation, the Company determined that no impairment charge on investments needs to be recorded in the years ended December 31, 2012, 2011 and 2010. The factors evaluated in this determination may change and an impairment charge may be recorded in the future

All of the investments held by the Company at December 31, 2012 mature within one year or less.

Fair value measurements

The Company follows the fair value hierarchy, established by the accounting standard related to fair value measurement, to prioritize the inputs used in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value. Level 1 is the highest priority and Level 3 is the lowest priority. The levels are as follows:

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company measures and reports certain financial assets at fair value on a recurring basis, including its investments in money market funds and available-for-sale securities. At December 31, 2012 and 2011, there were no liabilities within the scope of the accounting standards. The fair values of the Company's Level 1 financial assets are based on quoted market prices of the identical underlying security. The fair values of the Company's Level 2 financial assets are obtained from readily-available pricing sources for the identical underlying security that may not be actively traded. The Company utilizes a pricing service to assist in obtaining fair value pricing for the majority of this investment portfolio.

3. SHORT-TERM INVESTMENTS AND FAIR VALUE MEASUREMENTS – (continued)

At December 31, 2012 and 2011, the Company's available-for-sale short-term investments, measured at fair value on a recurring basis, by level within the fair value hierarchy were as follows:

	Year Ended December 31, 2012				Year Ended December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(In thousands)				(In thousands)		
Money Market funds	$7,957	$—	$—	$7,957	$10,320	$ —	$—	$10,320
Certificates of deposits	—	—	—	—	—	250	—	250
Corporate obligations	—	—	—	—	—	1,745	—	1,745
US Government sponsored obligations	—	—	—	—	—	4,858	—	4,858
Total	$7,957	$—	$—	$7,957	$10,320	$6,853	$—	$17,173

4. NET (LOSS) PER SHARE

The following table sets forth the computation of basic and dilutive net income (loss) per share for the periods indicated:

	Year Ended December 31, 2012		
	2012	2011	2010
	(In thousands, except per share amounts)		
Numerator:			
Net loss	$ (9,678)	$ (9,731)	$(15,550)
Denominator:			
Weighted average common shares outstanding; basic and diluted	20,641	20,543	20,510
Net loss per share; basic and diluted:	$ (0.47)	$ (0.47)	$ (0.76)

The following weighted-average outstanding options, warrants and non-vested common shares were excluded in the computation of diluted net loss per share for the periods presented because including them would be anti-dilutive:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Options to purchase common stock	4,809	4,424	4,435
Warrants to purchase common stock	—	—	2
Nonvested common stock	20	29	138
Total	4,829	4,453	4,575

5. INCOME TAXES

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2012		
	2012	2011	2010
		(In thousands)	
Current:			
Federal	$ —	$—	$—
State	106	—	—
	106	—	—
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Total provision for (benefit from) income taxes	$106	$—	$—

The tax provision expense for the year ended December 31, 2012 related to Texas state income taxes. The Company incurred operating losses during 2012 and has maintained a valuation allowance equal to the net deferred tax asset. There is no provision (benefit) for federal or state income taxes for the tax year ended December 31, 2011 and 2010 due to the operating losses occurred during those years and a full valuation allowance against the net deferred assets.

The difference between the Company's effective income tax rate and federal statutory rate consisted of the following:

	Year Ended December 31, 2012		
	2012	2011	2010
Statutory federal tax rate	34.00%	34.00%	34.00%
State tax rate, net of federal benefit	-1.10%	0.00%	0.00%
Federal NOL carryback	0.00%	0.00%	0.00%
Stock options	-0.97%	-2.27%	-2.13%
Change in valuation allowance	-33.01%	-31.70%	-31.86%
Other, net	-0.02%	-0.03%	-0.01%
Total	-1.10%	0.00%	0.00%

Deferred tax assets consist of the following at:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets		
Net operating loss carryforward	$ 37,664	$ 35,743
Stock Based Compensation	3,580	3,338
Fixed assets and Intangibles	1,043	1,252
Allowance and accruals	804	949
Credits	23	23
Total gross deferred tax assets	43,114	41,305
Less: valuation allowance	(43,114)	(41,305)
Net deferred tax assets	$ —	$ —

5. INCOME TAXES – (continued)

The Company maintains that a full valuation allowance should be accounted for against its net deferred tax assets at December 31, 2012 and 2011. The Company supports the need for a valuation allowance against the deferred tax assets due to negative evidence including cumulative losses in recent years and management's expectations for the future.

At December 31, 2012, the Company had approximately $109.3 million of federal and $65.8 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2019 for federal and 2013 for state tax purposes, respectively.

Approximately $5.4 million and $5.4 million of net operating loss carryforwards for federal and state income tax purposes, respectively, are attributable to employee stock option deductions, the benefit from which will be allocated to paid-in-capital rather than current income when subsequently recognized.

Federal and state tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. If an ownership change has occurred, utilization of the net operating loss carryforwards could be reduced significantly.

The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. The Company will account for any interest related to uncertain tax positions as interest expense, and for penalties as tax expense. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change within the next twelve months. There were no material changes in the amount of unrecognized tax benefits as of December 31, 2012. The Company is subject to taxation from the United States and various state jurisdictions. Due to the unutilized losses carried forward from earlier years, our tax years 1999 – 2003 and 2006 – 2012 are generally open to exam.

6. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through July 2017. The terms of the lease agreements provide for renewal options and escalation clauses. The Company amended the operating lease for its headquarters during July 2011, which extends the previous lease term through July 2017. Future gross and net lease commitments under non-cancelable operating leases at December 31, 2012 were as follows, in thousands:

	Gross Operating Lease Commitments	Sublease Income	Net Operating Lease Commitments
		(In thousands)	
Year ending December 31,			
2013	$1,747	$(3)	$1,744
2014	1,390	—	1,390
2015	1,141	—	1,141
2016	888	—	888
2017	419	—	419
Total minimum lease payments	$5,585	$(3)	$5,582

Rent expense for the years ended December 31, 2012, 2011 and 2010 was approximately $2,007,000, $2,331,000 and $2,858,000, respectively.

6. COMMITMENTS AND CONTINGENCIES – (continued)

Legal proceedings

On September 26, 2011, the Division of Labor Standard Enforcement, Department of Industrial Relations, State of California (the "DLSE") filed a lawsuit against the Company in the Superior Court of California, Alameda County, *State Labor Commissioner, etc., v. ZipRealty, Inc.* The complaint concerned the Company's compensation practices regarding real estate agents in California, who at the time at issue were classified as employees. Specifically, the complaint alleged that the Company failed to pay these persons minimum wage and overtime, and failed to provide itemized wage statements, as required by California laws. In addition to wages and overtime, the complaint seeks liquidated damages, for a total claim in excess of $17 million. On September 28, 2012, the Company entered into a settlement Agreement and General Release (the "Agreement") with the DLSE concerning the complaint. Pursuant to the Agreement the Company paid $0.2 million to the DLSE for attorneys' fees and costs, and $4.8 million into a trust for disbursement to former employees as back wages. The Company will pay the employer's share of F.I.C.A. taxes and other employer tax responsibilities on back wages as they are distributed to former employees, as well as the administrative costs of the claims administrator for the trust, which totaled $0.8 million in 2012, and which could total an additional $0.2 million if all remaining former employee claimants participate. A liability and corresponding expense for this additional $0.2 million of employer taxes and administrative fees have not been reflected within the balance sheet because an estimate of the ultimate liability for payment of these payroll taxes cannot be reasonably determined. Disbursements to former employees are subject to their execution of a release claim against the Company. The Agreement also includes a full release by the DLSE from further liability on this issue. On October 12, 2012, the Court dismissed the entire action, with prejudice, against the defendants.

On March 26, 2010, the Company was named as one of fourteen defendants in a lawsuit filed in the United States District Court for the District of Delaware, *Smarter Agent LLC v. Boopsie, Inc., et al.*, by plaintiff, Smarter Agent LLC. The complaint alleges that the defendants have each infringed on patents owned by Smarter Agent relating to mobile device application technology and seeks unspecified damages and injunctive relief. The US Patent Office is currently examining the patent issue. After completing investigation of this matter, the Company does not currently believe that it has infringed on any patent, or that have any liability for the claims alleged, and, thus, intend to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On February 17, 2012, two real estate sales agents formerly employed by the Company, on behalf of themselves and all other similarly situated individuals, filed a lawsuit against it in the United States District Court, District of Arizona, *Patricia Anderson and James Kwasiborski v. ZipRealty, Inc.* The complaint concerns the Company's compensation practices nationwide regarding its real estate agents, who at the time at issue were classified as employees. Specifically, the complaint alleges that the Company failed to pay these persons minimum wage and overtime as required by federal law. The complaint seeks liquidated and treble damages in addition to wages and overtime for an unspecified amount. On April 2, 2012, the Company filed an answer denying these allegations as the Company believe that its sales agents, whose job duties consisted exclusively of selling residential real estate, were properly classified as "Outside Salespersons" under the Federal Fair Labor Standards Act, and thus, believe that this claim is without merit. In addition to the federal law allegations, the complaint alleges violation of the Arizona Minimum Wage law. The Company intends to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On February 29, 2012, one real estate agent formerly employed by the Company, on behalf of herself and all other similarly situated individuals, filed a lawsuit against the Company in the Superior Court of California, Los Angeles County, *Tracy Adewunmi v. ZipRealty, Inc.* concerning the Company's compensation practices regarding real estate agents in California. Specifically, the complaint alleges that the Company failed to pay these persons minimum wage and overtime, failed to provide meal and rest periods, failed to reimburse employee expenses and failed to provide itemized wage statements as required by California laws. The

6. COMMITMENTS AND CONTINGENCIES – (continued)

complaint seeks unspecified damages including penalties and attorneys' fees in addition to wages and overtime. On April 2, 2012, the Company filed an answer denying these allegations as the sales agents, whose duties consisted exclusively of selling residential real estate, were properly classified as "Outside Salespersons" and were compensated accordingly in full compliance with California law. Additionally, the Company filed a cross complaint against Ms. Adewumni for fraud and breach of contract, in which we alleged that she created false client accounts that resulted in her receiving higher commission payments than she was entitled receive under her employment agreement. Accordingly, the Company believes Ms. Adewumni's claim is without merit and, thus, intends to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

On January 11, 2013, the Company was named as a defendant in a lawsuit filed in the United State District Court for the Eastern District of Texas, Arczar LLC v. ZipRealty, Inc., by plaintiff *Arczar LLC*. The complaint alleges that Ziprealty's mobile device application has infringed on a patent owned by Arczar relating to computer vision system technology and seeks unspecified damages and other equitable relief. After completing the initial investigation of this matter, the Company did not infringe the patent, nor any liability for the claims alleged. The Company intends to vigorously defend against this lawsuit. No estimate of possible loss, if any, can be made at this time.

The Company is not currently subject to any other material legal proceedings. From time to time the Company has been, and it currently is, a party to litigation and subject to claims incident to the ordinary course of the business. The amounts in dispute in these matters are not material to the Company, and management believes that the resolution of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. A reasonably possible loss in excess of amounts accrued is not significant to the financial statements.

Indemnifications

The Company has entered into various indemnification agreements in the ordinary course of our business. Pursuant to these agreements, the Company has agreed to indemnify, hold harmless and reimburse the indemnified parties, which include certain of our service providers as well as others, in connection with certain occurrences. In addition, the corporate charter documents require the Company to provide indemnification rights to the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and permit the Company to provide indemnification rights to our other employees and agents, for certain events that occur while these persons are serving in these capacities. The Company's charter documents also protect each of its directors, to the fullest extent permitted by the Delaware General Corporation Law, from personal liability to the Company and its stockholders from monetary damages for a breach of fiduciary duty as a director. The Company has also entered into indemnification agreements with the Company's directors and each of our officers with a title of Vice President or higher.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unspecified. The Company is not aware of any material indemnification liabilities for actions, events or occurrences that have occurred to date. The Company maintains insurance on some of the liabilities the Company has agreed to indemnify, including liabilities incurred by the Company's directors and officers while acting in these capacities, subject to certain exclusions and limitations of coverage.

7. STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Certificate of Incorporation authorizes 5,000,000 shares of preferred stock, $0.001 par value. At December 31, 2012 and 2011, there were no shares issued or outstanding.

7. STOCKHOLDERS' EQUITY – (continued)

Common Stock

The Company's Certificate of Incorporation authorizes 100,000,000 shares of common stock, $0.001 par value. At December 31, 2012 and 2011, there were 24,302,749 and 24,167,563 shares issued and 20,692,558 and 20,565,157 shares outstanding, respectively.

Treasury Stock

During the years ended December 31, 2012 and 2011, the Company repurchased approximately 6,000 and 6,000 shares of its common stock for approximately $7,000 and $18,000, respectively, to cover tax withholding obligations. These shares were repurchased in connection with the net share settlement provision of its Restricted Stock Award Agreement upon the vesting of restricted stock during the periods. During the years ended December 31, 2012 and 2011, there were approximately 2,000 and 1,000 shares, respectively, of restricted stock forfeited and transferred to treasury stock.

8. STOCK-BASED COMPENSATION

Stock Option Plans

The Company maintains two Board of Directors ("BOD") approved stock plans, the 1999 Stock Option Plan ("1999 Plan") and the 2004 Equity Incentive Plan ("2004 Plan"), both of which are collectively referred to as the "Stock Plans." The Stock Plans provide for the granting of stock options to employees and consultants of the Company. Options granted under the Stock Plans may be either incentive stock options or nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonstatutory stock options ("NSO") may be granted to Company employees and consultants. Following the Company's initial public offering, any shares that were reserved but not issued under the 1999 Plan were made available under the 2004 Plan, and any shares that would have otherwise returned to the 1999 Plan are made available for issuance under the 2004 Plan. The Company has reserved approximately 2,939,000 shares of common stock for future issuance under the Stock Plans. The 2004 Plan contains an "evergreen" provision that automatically increases, on each January 1, the number of shares reserved for issuance equal to the least of (a) 1,666,666 shares, (b) 4% of the outstanding shares on such date, or (c) an amount determined by the BOD. The 2004 Equity Incentive Plan also allows for the issuance of restricted stock. The restricted stock awards have the voting rights of common stock and the shares underlying the restricted stock awards are considered issued and outstanding.

Options under the Stock Plans may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the BOD, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options generally vest 25% after the first year of service and ratably each month over the remaining 36 month period contingent upon employment with the Company on the date of vest. Options are generally granted for a term of ten years.

Other Stock Options

The BOD approved the registration of 325,000 and 130,000 shares of common stock underlying options issued outside the Company's Stock Plans in December 2008 and September 2007, respectively. These nonstatutory stock options ("NSO") were granted in connection with employment of executives with the Company and vest 25% after the first year of service and ratably each month over the remaining 36 month period contingent upon employment with the Company on the date of vest. These options were granted for a term of ten years.

8. STOCK-BASED COMPENSATION – (continued)

Valuation Assumptions and Stock-based Compensation Expense

The Company estimates the fair value of stock options on the day of grant using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates. The expected volatility was based on the historical volatility of the Company's common stock for the years ended December 31, 2012 and 2011 and on the historical volatility of the Company's common stock and consideration of other relevant factors such as the volatility of guideline companies for the year ended December 31, 2010. The expected life of options granted during the years ended December 31, 2012, 2011 and 2010 was estimated by taking the average of the vesting term and the contractual term of the option as provided by the applicable accounting guidance.

The assumptions used and the resulting estimates of weighted average fair value per share of options granted were as follows:

	Year Ended December 31, 2012		
	2012	2011	2010
Expected volatility	49 – 51%	46 – 49%	46 – 48%
Risk-free interest rate	0.7 – 1.2%	1.1 – 2.7%	1.4 – 2.7%
Expected life (years)	5.5 – 6.1	5.5 – 6.1	5.5 – 6.1
Expected dividend yield	0%	0%	0%
Weighted-average fair value of options granted during the period	$0.66	$1.33	$1.86

Stock-based compensation expense was as follows:

	Year Ended December 31, 2012		
	2012	2011	2010
		(In thousands)	
Cost of revenues	$ 156	$ 43	$ 305
Product development	73	318	417
Sales and marketing	197	425	923
General and administrative	673	824	2,027
Restructuring charges, net	80	—	—
Total stock-based compensation expense	1,179	1,610	3,672
Tax effect on stock-based compensation expense	—	—	—
Net effect on net loss	$1,179	$1,610	$3,672

The Company recognized approximately $80,000 and $126,000 of stock-based compensation expense for the years ended December 31, 2012 and 2010, respectively, for stock option modifications in connection with the departure of the Company's former Chief Financial Officer in 2012 and for stock option and restricted stock modifications in connection with the departure of the Company's former Chief Executive Officer and President and two other officers in 2010.

The Company utilizes the hosted services of a third-party to automate the administration of its employee equity programs and calculate its stock-based compensation expense. The Company noted that stock-based compensation expense was incorrectly calculated and recorded an immaterial correction of an error of $246,000 relating to prior periods during the year ended December 31, 2010.

The accounting guidance requires that forfeitures be estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from those estimates. The Company estimated expected forfeitures based on various factors including employee class and historical experience. The amount of stock-based compensation expense has been reduced for estimated forfeitures. As of December 31, 2012,

8. STOCK-BASED COMPENSATION – (continued)

there was $2.0 million of unrecorded total stock-based compensation, after estimated forfeitures, related to unvested stock options. That cost is expected to be recognized over a weighted average remaining period of 2.2 years. As of December 31, 2012, there was $40,000 of unrecorded stock-based compensation related to unvested restricted stock. That cost is expected to be recognized over a weighted average remaining period of 0.9 years.

Stock Option Activity

A summary of the Company's stock option activity for the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at December 31, 2009	4,195	$4.00	6.97	$2,495
Options granted	1,064	3.96		
Options exercised	(130)	1.22		
Options forfeited/cancelled/expired	(932)	4.00		
Outstanding at December 31, 2010	4,197	4.08	6.60	383
Options granted	777	2.80		
Options exercised	(31)	1.10		
Options forfeited/cancelled/expired	(780)	4.03		
Outstanding at December 31, 2011	4,163	3.87	6.01	20
Options granted	1,767	1.41		
Options exercised	(120)	1.20		
Options forfeited/cancelled/expired	(713)	3.30		
Outstanding at December 31, 2012	5,097	$3.16	6.15	$2,614
Vested and expected to vest at December 31, 2012	4,990	$3.19	6.08	$2,488
Exercisable at December 31, 2012	2,902	$4.21	3.98	$ 125

Aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of the fiscal period, which was $2.80 on December 31, 2012, and the exercise price for the options that were in-the-money at December 31, 2012. The total number of in-the-money options exercisable as of December 31, 2012 was 481,000. Total intrinsic value of options exercised was $70,000, $44,000 and $238,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company settles employee stock option exercises with newly issued common shares.

Restricted Stock

The Company expenses the cost of restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, ratably over the period during which the restriction lapse. Restricted stock awards generally vest in 24 months or less, contingent upon employment with the Company on the date of vest. Stock-based compensation expense related to restricted stock for the years ended December 31, 2012, 2011 and 2010 was $(1,000), $78,000 and $526,000, respectively.

8. STOCK-BASED COMPENSATION – (continued)

A summary of the Company's nonvested restricted stock for the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands)	
Nonvested at December 31, 2009	225	$4.29
Shares granted	76	4.74
Shares vested	(219)	3.99
Shares forfeited	(33)	6.43
Nonvested at December 31, 2010	49	4.90
Shares granted	—	—
Shares vested	(25)	4.90
Shares forfeited	(1)	4.90
Nonvested at December 31, 2011	23	4.90
Shares granted	15	2.87
Shares vested	(21)	4.90
Shares forfeited	(2)	4.90
Nonvested at December 31, 2012	15	$2.87

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan covering all eligible employees. Employees may contribute amounts ranging from 1% to 50% of their annual salary, up to the maximum statutory amount. The Company is not required to contribute to the plan, however, beginning January 1, 2006 the Company elected to match 25% of the first employee contributions to the plan of up to 4% of pay. For the years ended December 31, 2012, 2011 and 2010, the Company contributed $67,000, $82,000, and $206,000, respectively, and such amounts are included as an expense in the Company's consolidated statements of operations in the associated employees functional department.

10. RESTRUCTURING CHARGES

During January 2011, the Company implemented a cost reduction initiative, including closing brokerage operations in selected underperforming markets and a workforce reduction in sales support and administration functions. The associated restructuring charges include employee severance pay and related expenses, non-cancelable lease obligations and other exit costs. For the year ended December 31, 2012, restructuring charges were comprised of the following:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Employee severance and related expenses	$1,611	$1,450
Lease obligations and other exit costs	75	830
Non-cash charges	(80)	59
Total	$1,606	$2,339

10. RESTRUCTURING CHARGES – (continued)

The activity accrued restructuring charges for the year ended December 31, 2012 was as follows:

	Balance as of December 31, 2011	Charges	Payments	Non-cash Adjustment	Balance as of December 31, 2012	Total Charges to date as of December 31, 2012
	(In thousands)					
2012 Restructuring Plan						
Employee severance and related expenses	$ —	$1,595	$(1,488)	$(80)	$ 27	$1,531
Lease obligation and other exit costs	—	90	(109)	63	44	75
	—	1,685	(1,597)	(17)	71	1,606
2011 Restructuring Plan						
Employee severance and related expenses	39	1	(40)	—	—	1,450
Lease obligation and other exit costs	377	—	(224)	(3)	150	830
Non-cash charges	—	—	—	—	—	59
	416	1	(264)	(3)	150	2,339
Total	$416	$1,686	$(1,861)	$(20)	$221	$3,945

The activity accrued restructuring charges for the year ended December 31, 2011 was as follows:

	Balance as of December 31, 2010	Charges	Payments	Non-cash Adjustment	Adjustment	Balance as of December 31, 2011	Total Charges to date as of December 31, 2011
	(In thousands)						
2011 Restructuring Plan							
Employee severance and related expenses	—	1,468	(1,411)	—	(18)	39	1,450
Lease obligation and other exit costs	—	879	(453)	(59)	10	377	830
Non-cash adjustments	—	—	—	—	—	—	59
	—	2,347	(1,864)	(59)	(8)	416	2,339
Total	$—	$2,347	$(1,864)	$(59)	$ (8)	$416	$2,339

10. RESTRUCTURING CHARGES – (continued)

Accrued restructuring charges as of December 31, 2012 and 2011 relates primarily to non-cancelable lease obligations and related facility costs which the Company expects to pay over the remaining terms of the obligations, which extend to 2016. Accrued restructuring charges were included in the Company's consolidated balance sheet as follows:

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Accrued restructuring charges (current liabilities)	$221	$250
Other long-term liabilities	—	166
Total accrued restructuring charges	$221	$416

11. UNAUDITED QUARTERLY FINANCIAL DATA

The following table sets forth our selected unaudited quarterly operating information for each of the eight quarters ended December 31, 2012. This information has been prepared on the same basis as the audited financial statements contained in this report and includes all normal recurring adjustments necessary for the fair statement of the information for the periods presented, when read together with our financial statements and related notes. Our future operating results are difficult to predict and may vary significantly. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands)			
Year ended December 31, 2012				
Net revenue	$17,692	$19,767	$20,288	$16,073
Cost of revenue	10,056	11,171	11,098	8,336
Income (loss) from operations	(1,893)	(4,946)	309	(3,064)
Net income (loss)	(1,995)	(4,940)	314	(3,057)
Net income (loss) per share:				
Basic	$ (0.10)	$ (0.24)	$ 0.02	$ (0.15)
Diluted	$ (0.10)	$ (0.24)	$ 0.02	$ (0.15)
Weighted average common shares outstanding:				
Basic	20,659	20,637	20,650	20,573
Diluted	20,659	20,637	20,663	20,573

11. UNAUDITED QUARTERLY FINANCIAL DATA – (continued)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands)			
Year ended December 31, 2011				
Net revenue	$18,522	$23,307	$23,575	$19,745
Cost of revenue	9,781	12,672	12,597	10,707
Loss from operations	(2,010)	(853)	(987)	(5,939)
Net loss	(2,003)	(845)	(972)	(5,911)
Net loss per share:				
Basic	$ (0.10)	$ (0.04)	$ (0.05)	$ (0.29)
Diluted	$ (0.10)	$ (0.04)	$ (0.05)	$ (0.29)
Weighted average common shares outstanding:				
Basic	20,542	20,534	20,549	20,494
Diluted	20,542	20,534	20,549	20,494

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:*

There have been no changes in or disagreements with accountants in accounting or financial disclosure matters during the Company's fiscal years ended December 31, 2012, 2011 and 2010.

Item 9A. *Controls and Procedures:*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such items are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on our evaluation, under the criteria set forth by COSO in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. As a smaller reporting company we are not required to include an attestation report of our independent registered public accounting firm.

Our management, including our Chief Executive Officer and Chief Financial Officer, acknowledge that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information:*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance:*

Executive officers

The information required by this item with respect to executive officers is incorporated by reference to Item 1 of this report. That information can be found under the caption, "Executive Officers."

Directors

The information required by this item with respect to directors is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Directors."

Section 16(a) beneficial ownership reporting compliance

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance."

Code of ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller. The Code is available on our website at *www.ziprealty.com* under "Investor Relations — Corporate Governance — Governance Documents." We intend to disclose, as required, any amendment to or waiver from a provision of the Code with respect to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller, including the name of the officer to whom any waiver is granted, on our website as set forth above.

Corporate governance

The information required by this item with respect to corporate governance is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Board Committees — Audit Committee."

Item 11. *Executive Compensation:*

The information required by this item with respect to executive compensation is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Compensation and Other Information Concerning Officers."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters:*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Security Ownership by our Directors, Officers and Principal Stockholders."

Equity compensation plan information

The following table provides information as of December 31, 2012 about our common stock that may be issued upon the exercise of options, warrants and rights awarded under our stockholder-approved plans (our 1999 Stock Option Plan and 2004 Equity Incentive Plan). The following table also provides such information concerning two options awarded outside of our equity plans, pursuant to NASDAQ Marketplace Rule 5635(c)(4), to new executives as an inducement material to acceptance of employment with us. The SVP Sales Grant (made on September 13, 2007 for 130,000 shares) and CFO Grant (made on December 11, 2008 for 325,000 shares) were each made at the respective exercise price set forth below, which was the closing price of our common stock on the respective grant date, and were structured to vest as to 25% on the first anniversary of the date of employment and thereafter at the rate of 1/48 per month on the first of each month, provided the respective executive remained in a service relationship with us. The CFO Grant terminates twelve months after such executive ceases to be a service provider to us, while the SVP Sales Grant terminates July 20, 2013, pursuant to a severance agreement entered into with that executive. These two grants are subject to the standard terms applicable to the Company's other option grants.

Plan Name and Type	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (In thousands)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (In thousands)
Equity compensation plans approved by stockholders			
1999 Stock Option Plan	55	$6.98	—
2004 Equity Incentive Plan	4,587	$3.06	2,939
Equity compensation not approved by stockholders			
SVP Sales Grant	130	$6.68	—
CFO Grant	325	$2.56	—
Total	5,097	$3.16	2,939

Item 13. ***Certain Relationships and Related Transactions, and Director Independence:***

The information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Significant Relationships and Transactions with Directors, Officers or Principal Stockholders," and "Director Independence."

Item 14. ***Principal Accountant Fees and Services:***

The information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption, "Proposal 2 — Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits and Financial Statement Schedule:***

(a) *Documents filed with this report:*

1. *Financial Statements.*

The following financial statements and related reports of Independent Registered Public Accounting Firms are incorporated in Item 8 of this report:

- Reports of independent Registered Public Accounting Firms
- Consolidated Balance Sheets at December 31, 2012 and 2011
- Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Notes Consolidated Financial Statements.

2. *Financial Statement Schedule*

Schedule II — Valuation and Qualifying Accounts for the three fiscal years in the period ended December 31, 2012.

The following financial statement schedule of ZipRealty, Inc. for each of the past three years in the period ended December 31, 2012 should be read in conjunction with the Consolidated Financial Statements of ZipRealty, Inc.

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
		(In thousands)		
Fiscal year ended December 31, 2010				
Provision for Doubtful Accounts	29	88	14	103
Deferred Tax Asset Valuation	32,091	5,982	—	38,073
Fiscal year ended December 31, 2011				
Provisions for Doubtful Accounts	103	73	141	35
Deferred Tax Asset Valuation	38,073	3,232	—	41,305
Fiscal year ended December 31, 2012				
Provisions for Doubtful Accounts	35	—	20	15
Deferred Tax Asset Valuation	41,305	1,809	—	43,114

All other financial statement schedules have been omitted because they are not applicable or are not required, or because the required information is included in the Consolidated Financial Statements and Notes thereto which are included herein.

3. *Exhibits.*

The exhibits listed in the Exhibit Index are filed as a part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIPREALTY, INC.

By: /s/ ERIC L. MERSCH

Eric L. Mersch
Chief Financial Officer

Date: March 13, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles C. Baker and Eric L. Mersch, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ CHARLES C. BAKER **Charles C. Baker**	Chief Executive Officer, President and Director (Principal Executive Officer)	March 13, 2013
/s/ ERIC L. MERSCH **Eric L. Mersch**	Chief Financial Officer	March 13, 2013
/s/ DONALD F. WOOD **Donald F. Wood**	Chairman of the Board of Directors	March 13, 2013
/s/ ELISABETH H. DEMARSE **Elisabeth H. DeMarse**	Director	March 13, 2013
/s/ ROBERT C. KAGLE **Robert C. Kagle**	Director	March 13, 2013
/s/ STANLEY M. KOONCE, JR. **Stanley M. Koonce, Jr.**	Director	March 13, 2013
/s/ GARY A. WETSEL **Gary A. Wetsel**	Director	March 13, 2013

Exhibit Index

Exhibit Number	Description
3.1[1]	Certificate of Correction to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on December 12, 2008
3.2(a)[2]	Bylaws
4.1[2]	Form of Common Stock Certificate
10.1[3]*	Form of Director and Executive Officer Indemnification Agreement, revised May 2010
10.2[2]*	1999 Stock Option Plan
10.3[2]*	2004 Equity Incentive Plan
10.3(a)[4]*	Form of Stock Option Award Agreement under 2004 Equity Incentive Plan
10.3(a)[5]*	First Amendment under 2004 Equity Incentive Plan
10.4[6]*	Form of Change of Control Agreement
10.4[7]*	Director Compensation Policy
10.5a[5]	Director Compensation Policy, revised March 8, 2012
10.6[2]	Office Lease Agreement between the Registrant and EOP-Emeryville Properties, L.L.C. dated November 28, 2001
10.6(a)[2]	First Amendment dated March 22, 2002 to Office Lease Agreement between the Registrant and EOP-Emeryville Properties, L.L.C. dated November 28, 2001
10.6(b)[8]	Third Amendment dated November 30, 2005 to Office Lease Agreement between ZipRealty, Inc. and CA-Emeryville Properties Limited Partnership (as successor in interest to EOP-Emeryville Properties, L.L.C.) dated November 28, 2001
10.6(c)[9]	Fourth Amendment dated as of July 29, 2011 to Office Lease Agreement between ZipRealty, Inc. and Emeryville Office, L.L.C. (as successor in interest to CA — Emeryville Properties Limited Partnership, as successor in interest to EOP — Emeryville Properties, L.L.C.) dated November 28, 2001
10.7[10]*	Management Incentive Plan — Fiscal Year 2011
10.8[11]*	Management Incentive Plan — Fiscal Year 2012
10.9[12]*	Management Incentive Plan — Fiscal Year 2013
10.11[13]*	Employment Agreement with Charles C. Baker dated October 14, 2010
10.12[14]*	Offer Letter of Eric L. Mersch effective April 9, 2012
10.13[15]*	Offer Letter of Franklin V. (Van) Davis effective May 7, 2012
10.14[16]*	Separation Agreement and General Release with David A. Rector
10.15[17]	Settlement Agreement and General Release dated September 28, 2012, with the Division of Labor Standards Enforcement, Department of Industrial Relations, State of California
10.15[18]*	Consulting Agreement with Genni Combes dated as of January 21, 2013
16.1[19]*	Letter from PricewaterhouseCoopers LLP regarding change in certifying accountant
23.1	Consent of independent registered public accounting firm
23.2	Consent of independent registered public accounting firm
24.1	Power of Attorney (see signature page)
31.1	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

Exhibit Number	Description
32.1	Certification of Chief Executive Officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
32.2	Certification of Chief Financial Officer, as required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on December 16, 2008.

(2) Incorporated by reference to the exhibit of the same number to the Registrant's Registration Statement on Form S-1(File No. 333-115657) filed with the Securities and Exchange Commission on May 20, 2004, as amended.

(3) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-51002) filed with the Securities and Exchange Commission on August 4, 2010.

(4) Incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K (File No. 000-51002) filed with the Securities and Exchange Commission on March 28, 2005.

(5) Incorporated by reference to Exhibit 10.4(a) to the Registrant's Annual Report on Form 10-K (File No. 000-51002) filed with the Securities and Exchange Commission on March 13, 2012

(6) Incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K (File No. 000-51002) filed with the Securities and Exchange Commission on March 9, 2011.

(7) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 111-51002) filed with the Securities and Exchange Commission on June 19, 2007.

(8) Incorporated by reference to the exhibit of the same number to the Registrant's Current Report on Form 8-K (File No. 000-51002) filed with the Securities and Exchange Commission on December 6, 2005.

(9) Incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K (File No. 000-51002) filed with the Securities and Exchange Commission on March 9, 2012

(10) Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K (File No. 000-51002) filed with the Securities and Exchange Commission on March 9, 2011.

(11) Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K (file No. 000-51002) filed with the Securities and Exchange Commission on March 9, 2012.

(12) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on March 6, 2013.

(13) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K/A (file No. 000-51002) filed with the Securities and Exchange Commission on October 14, 2010.

(14) Incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q (file No. 000-51002) filed with the Securities and Exchange Commission on May 11, 2012.

(15) Incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on May 8, 2012.

(16) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on August 22, 2012.

(17) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on October 1, 2012.

(18) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on January 24, 2013.

(19) Incorporated by to the exhibit of the same number to the Registrant's Current Report on Form 8-K (file No. 000-51002) filed with the Securities and Exchange Commission on April 4, 2012.

* Identifies a management contract or compensatory plan of arrangement required to be filed as an exhibit to this report.

+ XBRL (Extensible Business Reporting Language) information is furnished and not filed herewith, is not a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

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ZipRealty, Inc.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Phone: 800-937-5449

Corporate Counsel

Orrick, Herrington and Sutcliffe LLP
San Francisco, CA

Stock Listing

ZipRealty, Inc. common stock
is traded on The NASDAQ
Stock Market listed under the symbol "ZIPR"

Independent Auditors

Moss Adams LLP
San Francisco, CA

Annual Meeting

The ZipRealty, Inc. 2013 annual meeting of stockholders will be held at 8:00 am on Thursday, May 30, 2013, at:

Watergate Towers
2200 Powell St.
Conference Room D
Emeryville, CA 94608
Phone: (510) 594-3100

The Company's complete filings with the Securities and Exchange Commission, including the Form 10-K included in this report and all exhibits, are available without charge on the Company's website at www.ziprealty.com under "Investor Relations – SEC Filings" as well as on the Commission's website at www.sec.gov.

Board of Directors

Donald F. Wood
Chairman of the Board of Directors
Managing Director, Draper Fisher Jurvetson

Charles C. Baker
Chief Executive Officer and President

Elisabeth H. DeMarse
Chief Executive Officer and President, TheStreet, Inc.

Robert C. Kagle
General Partner, Benchmark Capital

Stanley M. Koonce, Jr.
Chief Executive Officer and President, United Way of the Greater Triangle

Gary A. Wetsel
Independent Consultant

Executive Officers

Charles C. Baker
Chief Executive Officer and President

Eric L. Mersch
Senior Vice President and Chief Financial Officer

Franklin V. Davis
President of Brokerage Operations

Samantha E. Harnett
Senior Vice President of Business Development, General Counsel and Secretary

James D. Wilson
Senior Vice President of Technology

SOLD


ZipRealty™

800.CALL.ZIP

www.ZipRealty.com